Form 20-F
period 2002-12-31
VITRAN CORP INC
filed 2003-06-23
CIK 946823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to
Commission file number

VITRAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of incorporation or organization)

185 The West Mall, Suite 701, Toronto, Ontario, Canada M9C 5L5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Voting Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002.

9,559,818 Class A Voting Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐	Yes ☒	No ☐

Page 1 of 50 Pages
Exhibit Index on Page 49

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT and ADVISORS

The names and municipalities of their employment of the directors, officers and senior management of the Company, their positions with the Company and their principal occupations during the past five years are as follows:

	Position with the
Name and Municipality	Company and	Director	Officer
of Residence	Principal Occupation	Since	Since

Anthony F. Griffiths Toronto, Ontario	Director (Corporate Director)	1987	—

Albert Gnat, Q.C Caledon, Ontario	Director (Senior Partner in the law firm Lang Michener)	1987	—

Richard D. McGraw Toronto, Ontario	Chairman of the Board and Director (President of the Lochan Ora Group of Companies)	1987	1987

Carl Cook Indianapolis, Indiana	Director (Principal, Decisions Inc.)	1995	—

G. Mark Curry Toronto, Ontario	Director (President, Revmar Inc.)	1987	—

Rick E. Gaetz Mississauga, Ontario	Director (President and Chief Executive Officer, Vitran Corporation Inc.)	1995	1989

Graham Savage Mississauga, Ontario	Director (Managing Director, Callisto Capital LP)	1987	—

Kevin Glass Etobicoke, Ontario	Vice President Finance and Chief Financial Officer, Vitran Corporation Inc.		1998

Principal Bankers Bank of Nova Scotia 44 King Street West, 14th Floor Toronto, Ontario M5H 1H1 Canada	Legal Advisors Lang, Michener BCE Place, PO Box 747 Suite 2500, 181 Bay St. Toronto, Ontario M5J 2T7 Canada	Auditors KPMG, LLP 4100 Yonge St. Suite 200 Toronto, Ontario M2P 2H3 Canada	Tax Counsel PriceWaterhouseCoopers LLP One Robert Speck Parkway Suite 1100 Mississauga, Ontario L4Z 3M3 Canada

REMUNERATION OF AUDITOR

KPMG LLP has served as the Corporation’s auditors since 1989. For the fiscal year ended December 31, 2002 no fees were billed by KPMG LLP to the Corporation for services other than audit related services.

ITEM 2. OFFER STATISITICS and EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

EXCHANGE RATE INFORMATION

     Vitran’s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

     The following tables set forth, for the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the last day of each month during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

	Month	Month	Month	Month	Month	Month
	ended	ended	ended	ended	ended	ended
	May	April	March	February	January	December
	30,	30,	31,	28,	31,	31,
	2003	2003	2002	2003	2003	2002

High	0.7437	0.6975	0.6822	0.6720	0.6570	0.6461
Low	0.7032	0.6737	0.6709	0.6530	0.6349	0.6329

	12 months	12 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2001	2000	1999	1998

High	0.6619	0.6697	0.6969	0.6925	0.7105
Low	0.6200	0.6241	0.6410	0.6535	0.6321
Average	0.6368	0.6457	0.6732	0.6704	0.6738
Period End	0.6329	0.6279	0.6689	0.6925	0.6534

     At June 10 2003, one Canadian dollar, as quoted by Federal Reserve Bank of New York was 0.7327 in U.S. dollars.

FINANCIAL INFORMATION

	(Canadian dollars in thousands, except per share amounts)

	Year	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002(1)	2001(1)	2000(1)	1999(1)	1998((1)

Statement of Income Data:
Revenue	$476,016	$481,673	$480,988	$463,110	$404,197
Gross profit	77,097	72,865	81,982	81,692	78,023
Gross profit as a % of revenue	16.2%	15.1%	17.0%	17.6%	19.3%
Income from operations before depreciation	$28,351	$22,854	$34,850	$33,470	$28,352
Income from continuing operations	20,024	13,002	24,574	23,438	20,080
Income from continuing operations as a % of revenue	4.2%	2.7%	5.1%	5.1%	5.0%
Net income from continuing operations	10,854	3,701	9,918	8,919	8,663
Net income (loss) from discontinued operations	—	(5,614)	(414)	507	20
Net income	$10,854	$(1,913)	$9,504	$9,426	$8,683
Per share:
Basic — continuing operations	$1.12	$0.38	$1.00	$0.90	$0.90
Basic — net income (loss)	1.12	(0.19)	0.96	0.95	0.90
Diluted — continuing operations	1.11	0.38	1.00	0.87	0.88
Diluted — net income (loss)	1.11	(0.19)	0.96	0.92	0.88
Dividends (regular)	Nil	0.035	0.070	0.070	0.070
Dividends (US$)	Nil	0.023	0.047	0.047	0.047

Amounts under US GAAP(2):
Net income (loss) before accounting change	$10,158	$(2,555)	$9,504	$9,426	$8,683
Cumulative effect of change in method of accounting for goodwill	(4,796)	Nil	Nil	Nil	Nil
Net income	$5,362	$(2,555)	$9,504	$9,426	$8,683
Per share:
Basic — continuing operations	$1.05	$0.31	$1.00	$0.90	$0.90
Basic — net income (loss)	0.55	(0.26)	0.96	0.95	0.90
Diluted — continuing operations	1.04	0.31	1.00	0.87	0.88
Diluted — net income (loss)	0.55	(0.26)	0.96	0.92	0.88

	Year	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002(1)	2001(1)	2000(1)	1999(1)	1998 (1)

Balance Sheet Data (at period end):
Total assets	$191,526	$209,364	$213,307	$203,973	$207,254
Long-term debt	59,176	74,703	72,598	81,104	94,212
Shareholders’ equity	82,146	78,013	79,564	70,658	64,755
Issued number of Class A Voting At the end of year	9,559,818	9,847,278	9,859,778	9,973,565	9,878,158

Footnotes:

(1)	The selected consolidated financial information the years ended December 31, 1998 to 2002 are derived from the audited consolidated financial statements of the Company. See the Consolidated Financial Statements of the Company and the notes thereto.

(2)	In certain respects, generally accepted accounting principles as applied in Canada differ from generally accepted accounting principles as applied in the United States. See note 14 to the Consolidated Financial Statements of the Company.

Risk Factors

     The Company is exposed to a number of general risks and uncertainties that could impact the results.

     The nature of the Company’s business means that it is sensitive to general economic conditions and seasonal fluctuations, although this is mitigated somewhat by the variable nature of many of the Company’s costs. In the trucking industry for a typical year, the months of September and October usually have the highest business levels, while the months of December and January generally have the lowest business levels. The Company is not dependent on any particular industry or customer. Adverse weather conditions such as heavy snow and ice storms have a negative impact on operating results. Labour represents Vitran’s most significant cost and key to service quality. The Company has a history of positive labour relations that will continue to be important to future success. While diesel fuel represents an important cost component to Vitran, the extensive use of owner/operators and the ability to share significant fuel increases with customers reduces this risk.

     Measures taken by the U.S. and Canadian governments to strengthen border security could impact service levels. Vitran’s cross-border activity represents less than 5% of the LTL segment revenue, and the Company has responded to the new requirements to ensure compliance and safety without jeopardizing the quality of service.

     As at December 31, 2002, 57.1% of debt was at fixed exchange rates, mitigating the exposure of the Company’s earnings to fluctuations in variable interest rates. The Company’s US$21.0 million

8.95% fixed interest rate swap expired January 26, 2003, and management is investigating future alternatives. Furthermore, the $37.1 million of U.S. dollar-denominated long-term debt acts as a hedge to the foreign currency exposure generated by the Company’s U.S. operations. Net U.S. dollar-denominated assets at December 31, 2002 were US$89.2 million.

ITEM 4. INFORMATION ON THE COMPANY

Glossary

Backhaul	The less advantageous lane from an operational and financial standpoint. A carrier’s profitability is often contingent on how well the backhaul lane is managed from an operational and financial standpoint.

Breakbulk Terminal	Consolidation and distribution centre; a facility which unloads and consolidates shipments received from its satellite terminals as well as from other breakbulk terminals.

Carrier	Any person engaged in the transport of goods whether or not for hire or reward.

Consignee	A person to whom a shipment is being or is intended to be transported (i.e., the final receiving person in the transportation process).

Contract logistics	The outsourcing to a transportation company by a customer on a contractual basis of the management of all or a portion of the customer’s transportation and distribution work. The services provided by the transportation company typically include the coordination of most modes of transportation (truckload, less-than-truckload, rail and intermodal), freight consolidation, dedicated fleet management, warehousing, management assistance and staff training.

Frontier	Frontier Transport a wholly owned subsidiary of Vitran Inc.

FTA	Canada-U.S. Free Trade Agreement.

ICC	The United States Interstate Commerce Commission.

Intermodal	The movement of freight by more than one mode of

transportation, principally by a combination of truck and rail.

Less-than-truckload or LTL	Shipments that utilize less than the capacity (by volume or weight) of a container or trailer.

Linehaul	The physical transportation over the road or by rail from the origin terminal to the destination terminal.

Longhaul	Shipments across distances greater than 1,000 miles (1,600 kilometers).

NAFTA	North American Free Trade Agreement.

Owner-operator	An independent contractor that provides services and equipment, generally under exclusive use contract, to a carrier for both local and linehaul transport.

Revenue Equipment	Tractors with either trailers or with containers and chassis used by a carrier to transport freight for compensation.

Rolling Stock	Tractors, trailers and containers on chassis used by a carrier to transport freight for compensation.

Shipper or Consignor	A person and/or party who offers freight for transport.

Shorthaul	Shipments across distances less than 1,000 miles (1,600 kilometers).

Tractor	The power unit that pulls the trailer.

Truckload or TL	Shipments which utilize the entire capacity (by volume or weight) of a container or trailer.

Unit	A trailer or container pulled behind the tractor, a railway boxcar pulled by a train or a trailer or container on a railway flat car pulled by a train.

Vitran Express	A wholly owned subsidiary of Vitran Corporation that was established when Overland Transportation and Quast Transfer were combined in March of 1999.

Vitran Express Canada	A wholly owned subsidiary of Vitran Corporation offering LTL freight services in Canada.

Overview

     Vitran Corporation Inc. (“Vitran” or the “Company”) is a freight services organization offering distribution services throughout Canada and several regions of the United States. Vitran offers a broad range of logistics services to address shippers’ increasingly complex and diverse transportation and distribution requirements.

     Vitran provides a broad range of services for the movement of freight throughout North America utilizing both highway and rail modes. The Company’s services include (1) less-than-truckload (LTL), (2) logistics services (TL) and (3) truckload. They are provided by standalone business units that operate independently or in concert to provide customers with customized cost-effective logistical solutions.

     LTL services represents the largest portion of Vitran’s revenues and involves the consolidation of smaller shipments to fill a container, trailer or railway box car to capacity (either by volume or weight). Typically, LTL carriers transport freight along scheduled routes utilizing a network of terminals with transportation (i.e. linehaul) between terminals provided by either rail or highway modes of carriage. At the origin and destination terminals freight is organized for loading onto a linehaul unit or for delivery to local consignees.

     Segmented sales and revenue and other financial information on the Vitran Corporation Inc., broken down between the United States and Canada, appears in Note 9 to the Consolidated Financial Statements of Vitran. See page F-20.

Corporate History

     Vitran was incorporated under the laws of Ontario by certificate of incorporation effective April 29, 1981 under the name Molon Management Inc. Until May 27, 1987, it was a private management and investment holding company owned by unrelated third parties when it was acquired by companies controlled by each of Richard D. McGraw, Albert Gnat and Anthony F. Griffiths (collectively, the “Original Shareholders”). By certificate of amendment effective May 27, 1987, Vitran’s capital was reorganized into unlimited numbers of Class A Voting Shares, Class B Non-Voting Shares and First Preference Shares, of which 700 Class A Voting Shares were issued, and the corporate name was changed to Vitran Corporation Inc.

     Concurrently with its initial public offering on August 5, 1987, Vitran acquired All-Way Transportation Corporation and its affiliated company, STM Specialized Transit Management Corporation (“All-Way” or the “Passenger Services Group”), G&W Freightways Ltd. and certain affiliated companies from the Original Shareholders. All-Way and its affiliates provided school bus services to school boards and other organizations in Ontario. All-Way was sold in February 1991 for $37 million including debt assumed and a special distribution of $4.74 per share was paid to shareholders. In connection with the sale of All-Way, the Company entered into a Plan of Arrangement and by Articles of Arrangement dated February 5, 1991, certain attributes of the Company’s capital were amended.

     In October 1991, the Company established the Environmental Services Group by purchasing all of the shares of ETL Environmental Technology Ltd. (“ETL”), a Vancouver, British Columbia-based company engaged in the recycling of pre-sorted and co-mingled non-hazardous dry waste. During the 2001 fiscal year the Company decided to divest the Environmental Services Group and sale was completed effective January 2, 2002.

     On March 2, 1995, the Company completed the acquisition of the Overland Group. The acquisition of Overland was a major step in Vitran’s strategy to develop a significant service capability in the United States and provide a North American service. The acquisition of Overland not only strengthened the Company’s position as an integrated provider of freight transportation and logistics solutions and services, but also diversified the Company’s revenues and earnings stream geographically into the more densely populated U.S. Midwest.

     On September 9, 1998 the Company acquired Quast Transfer which further expanded its LTL operations in the Central States. Quast Transfer was a premium carrier providing overnight service throughout 9 states including Minnesota, Wisconsin, Illinois, Missouri, Iowa, Kansas, Nebraska, South Dakota and North Dakota. The organizations of Overland and Quast were combined to form Overland Quast. The integration was completed in April of 1999 and the name was changed to Vitran Express. The service was also expanded on a unique guaranteed satisfaction basis to provide next day service throughout 18 central states.

     The Company is primarily engaged in providing a broad range of freight services that is composed of the following subsidiaries and operating divisions: Vitran Express Canada, Vitran Express, Vitran Logistics, and Frontier Transport.

Corporate Structure

     The Company’s business is carried on through its subsidiaries with a number of these affiliated corporations holding the relevant licenses that permit the operations of the Company’s business. The following chart sets forth Vitran’s principal operating subsidiaries (including their jurisdiction of incorporation) as at December 31, 2002. Unless otherwise noted, all subsidiaries are wholly owned.

Management Strategy

     Vitran’s management strategy is to develop a professionally managed and solutions oriented freight services organization, capable of controlled and sustained growth. Having focused its investment in people, computer systems and non-motorized rolling stock (i.e. trailers, containers and chassis), the Company is now one of North America’s major freight services organizations. The Company’s objectives are to:

•	develop and/or acquire freight related businesses complementary to the Company’s present operations which will broaden its services to customers, extend its geographic reach and enhance its overall competitive position in a North American context;
•	develop low cost solutions to the full range of distribution needs of Vitran’s customers;
•	continue to develop computer applications to enhance the level of customer service and improve cost containment and management controls;
•	maximize the return on invested capital by minimizing capital investment in motorized rolling stock (i.e. trucks and tractors) and concentrating on freight handling and forwarding and/or owning equipment where the utilization of equipment is high.

     In order to focus entirely on freight services, management decided to divest the non-core Environmental Services Group during 2001 and closed the sale of the business effective January 2, 2002.

Background

     Vitran commenced operations with the acquisition of G&W Freightways Ltd. (“G&W”) in 1983. G&W provided services for the local pick-up, consolidation and forwarding of LTL amounts of general freight to destination terminals for subsequent deconsolidation and delivery, between Toronto and Montreal. This business was expanded over the next few years by adding terminals in Hull and Quebec City in the province of Quebec and Kitchener and London in Ontario. In addition, G&W began contracting directly with independent owner-operators to handle the carriage of freight between origin and destination terminals and for local pick-up and delivery rather than utilizing third party trucking companies. With these developments, G&W has evolved into a system of terminals servicing some of the highest volume markets in Canada.

     In August 1989, Vitran acquired Northern Pool Express Limited (“NPEL”). NPEL and certain subsidiaries operating under the name Trans Western Express and provided a freight forwarding operation which specialized in LTL amounts of general freight primarily from Ontario and Quebec to all parts of Western Canada. NPEL offered a national system (excluding the Atlantic provinces) of terminals which complemented the G&W system by extending the type and geographic area of service. NPEL was amalgamated with Trans Western Express Limited, a wholly-owned subsidiary of the Company, under the name Trans Western Express Inc., on December 1, 1991. On January 1, 2003 Trans Western Express Limited and G&W Freightways Ltd. were amalgamated to form Vitran Express Canada Inc.

     In July 1990, the Company acquired certain assets of Frontier Intermodal Systems Inc., including the trade name Can-Am. These assets were acquired by a wholly-owned subsidiary of the Company, Borcross Limited (operating as the Can-Am Group). Originally, the Can-Am Group’s

services included LTL, TL and container movement of general freight between Ontario and Quebec and the continental United States (except Alaska). The Company sold the Can-Am Roadlink division (the TL business of the Can-Am Group) effective March 28, 1993.

     In October 1991, the Company acquired certain assets of Imperial Roadways Limited (“Imperial”), a carrier with LTL and TL services operating across Canada. The assets acquired from Imperial included Imperial’s customer lists, pricing schedules and trailers. The Company also hired certain management, sales and dispatch staff. Trans Western Express’ existing terminal network services Imperial’s customers.

     In November 1991, the Company acquired the shares of Warehouser Storage & Distribution Services Inc. (“Warehouser”). Warehouser was amalgamated with Trans Western Express Inc. on January 1, 1995. Some services previously offered by Warehouser are now marketed in conjunction with Vitran Logistics. Through Vitran Logistics, the Company also provides contract services whereby the appropriate Vitran services are organized to provide cost effective solutions to its customers.

     On July 16, 1993, Vitran acquired 67% of the shares of The Freight Connection, Inc. (“TFC”), a public company, the shares of which are quoted on the National Association of Securities Dealers Over-the-Counter Bulletin Board Market under the symbol FTCN. TFC, located in Atlanta, Georgia, is an intermodal marketing company that coordinates services to facilitate the movement of full container or trailer loads by more than one mode of transportation (i.e., highway and rail) utilizing other companies’ equipment. The value of the net assets of TFC acquired was $1.3 million. The acquisition of the Company’s interest in TFC was financed from working capital. In 1997, Vitran Corporation increased its ownership to 81.1% of the outstanding shares. In 2001, Vitran Corporation purchased the remainder of the shares of TFC that it did not already own, delisted and restructured TFC as a private company. In 2002 TFC changed its name to Vitran Logistics Corp. merged with Vitran Logistics and redesigned the business model whereby all management and information systems were integrated under a common umbrella and all customer relationships were streamlined to focus on profitable long-term relationships.

     On March 2, 1995, Vitran acquired all of the outstanding shares of the Overland Group for U.S. $25.75 million. Consideration for the acquisition comprised U.S.$14 million in cash, the issuance by Vitran of a note for U.S. $7.75 million due June 1, 1995 (the “Overland Note”) and the issuance of U.S. $4.0 million equivalent of Vitran shares (799,984 Vitran Class A Voting Shares at $7.00 per share). The Overland Note paid interest at the U.S. prime rate and has been repaid in its entirety. The repayment of the Overland Note was accomplished as part of a restructuring of Vitran’s debt whereby Vitran issued on July 25, 1995, U.S. $45 million of Senior Notes at a rate of 9.04%. Based in Indianapolis, Indiana and operating in the U.S. Midwest and Southeast, the Overland Group is primarily an over-the-road short haul regional LTL carrier, which also provides TL and logistics services. Its primary service area includes 12 states in the U.S. Midwest directly south of Vitran’s traditional primary service area in Ontario and Manitoba.

     On September 9, 1998 Vitran acquired Quast. Quast is a Minnesota-based regional overnight LTL carrier operating in nine states in the U.S. Midwest. Consideration for the total purchase price of U.S. $32.9 million in cash and the issuance of U.S. $2.0 million shares of Vitran Corporation Inc. (365,631 Vitran Class A Voting Shares at U.S. $5.47 per share.) The cash portion of the consideration was funded by cash on hand, as well as the issuance of a non-revolving term bank credit facility of U.S. $19.7 million, due 2000, bearing interest at Canadian bank prime plus 1% payable monthly. In April of 1999 Quast and Overland were amalgamated and the name was changed to Vitran Express.

Overview

     Vitran has developed into a broad integrated transportation system which provides a range of services for the movement of general freight to all provinces of Canada and the U.S. Midwest as well as providing and coordinating services to and from, and within the continental United States (except Alaska). Vitran primarily provides LTL services, as well as TL and logistics services. Freight can be handled in railway box cars, trailers or containers that may move by rail or over the road. The Company provides the service and combination of equipment and mode of transport for cost-effective solution to a customer’s transportation and logistics needs.

     Vitran transports and manages general merchandise inventories. Its customer base is broadly diversified. Vitran has approximately 25,000 accounts with no one customer representing more than 1.5% of revenues.

     While each segment has a particular set of competitors, the Company, as a whole, faces competition from a broad cross-section of competitors ranging from independent operators to large, integrated transportation companies. Vitran endeavors to offer a high quality and reliable multi-modal service through its geographically diverse system of terminals. Price is a major competitive factor, especially on larger volume accounts. Other competitive factors include a company’s financial viability, its ability to pick up and deliver goods on time and on a claim free basis, its capacity to interface with customers electronically and its ability to maintain strict cost controls. Management believes that marketing the combination of operations is important in helping the Company to provide the increasingly broader and more complex range of transportation services demanded by shippers.

     Vitran and the motor carrier industry in general are dependent upon the availability of diesel fuel. The divisions of the Company that utilize rail intermodal services could also be affected indirectly. The Company has not experienced any difficulty in maintaining fuel supplies sufficient to support its operations. The Company is generally able to recover increases in fuel costs or fuel taxes from its customers in the form of higher rates or in the case of rapidly increasing fuel prices by implementing a temporary fuel surcharge.

Safety is a top priority for Vitran. Each operating group employs safety specialists and maintains safety programs designed to meet industry and government standards in addition to Company policies. In addition, specialists are employed to perform compliance checks and conduct safety tests throughout the Company’s operations.

Less-Than-Truckload (LTL) Services

General

     Vitran operates as an integrated provider of freight services with the largest portion of its revenues coming from LTL services. The acquisition of the Overland Group in 1995 and Quast Transfer in 1998 continued this trend, as the company continued its plan to develop a North American LTL infrastructure. The LTL segment consists of two main business units: Canadian LTL and U.S. LTL. The main operating companies within those units are Vitran Express Canada Inc. and Vitran Express Inc. respectively.

     LTL services generally involve the pick-up of goods from a number of shippers that are combined to make up one full trailer, container or railway boxcar load. Typically, LTL carriers transport freight along scheduled routes from multiple shippers to multiple consignees utilizing a network of terminals together with linehaul units whether over the road with tractors, trailers or containers or by rail with railway box cars or trailers or containers on a flat rail car. LTL carriers use local units to provide pick-up and delivery service at the origin and destination terminals.

     Once a customer places an order, an LTL carrier uses local units to pick up freight from the customer to transport it to the origin terminal. This freight is then organized with other freight brought in from other parts of the local market being serviced by that terminal. Terminal operations (often referred to as a “cross-dock” since goods come in one door and are moved across the dock and loaded into trailers, containers or railway box cars destined for various destination terminals) involve the organization of the freight into groupings by destination which will ultimately be loaded together into a railway box car, trailer or container for transport to a destination terminal. Terminal operators focus on maximizing the cubic space of the linehaul unit while at the same time maximizing the weight allowed. The linehaul unit is then transported either over the road or on the railway to its destination terminal. The same process of cross-docking occurs at the destination terminal. Local units then deliver the freight to consignees in the destination market.

Canadian LTL Operation

     The Canadian LTL operation, which includes Vitran Express Canada Inc., Expéditeur T.W. Ltée, and Can Am LTL, services the entire Canadian market place as well as Washington and Oregon on the west coast of the United States. It utilizes 13 terminal facilities from Montreal to Vancouver and has contracted agents in the most eastern provinces for Canada. Within this large geographic area, customers are offered a choice of linehaul by either railway or highway modes. Trans Western Express transports freight across Canada over-the-road or by rail in equipment owned by CN North America and in company-owned trailers and containers. Trans Western Express utilizes terminals in Montreal, Toronto, Winnipeg, Saskatoon, Regina, Calgary, Edmonton, Kelowna, Vancouver, Victoria, Seattle and Portland. In addition the Canadian LTL operation has a unique relationship with Saia Motor Freight allowing them access to the U.S. states not otherwise covered by Vitran Corporation Inc. Vitran Express Canada contracts with a total of approximately 186 independent owner-operators or cartage companies to provide pick-up and delivery service and linehaul freight services. Owner-operators operating intra-city are paid on a weight basis and those operating inter-city are paid on a mileage or percent of revenue basis.

     There are three other companies in Canada that compete directly with Vitran Express Canada in that they primarily utilize railway equipment to transport freight across Canada. Vitran Express Canada tends to have a higher proportion of business using over-the-road service, resulting in a greater use of its own equipment. In addition, Vitran Express Canada competes with other freight companies that provide nationwide highway-only freight services.

     Short haul freight moving in primarily in the provinces of Ontario and Quebec is also handled by Vitran Express Canada. This freight is primarily delivered on an overnight basis through a terminal network located in 7 major cities in the two provinces. Longer transit times are involved for freight moving to the eastern provinces.

     Vitran Express Canada also provides transborder services and a Canadian expedited service called ‘Maxximum’ in cooperation with Vitran Express.

     Like the longer haul operation, the regional business contracts with owner operators for linehaul and pick-up and delivery functions. The market place for freight services is very competitive.

     The Canadian LTL operation owns or leases approximately 1,276 trailers and containers, and 289 chassis. It employs over 480 people, including approximately 415 full time employees, 134 of which are covered by labour union contracts. The three labour union contracts are for dock workers at three of the company’s terminals; one expiring on March 31, 2008, one on February 28, 2008, and the third is currently in negotiation.

US LTL Operation

     Vitran Express, which is the only operating company for US LTL operations, provides next day and second day service throughout 18 central states.

     All LTL service is over-the-road and no intermodal transportation is used because of the short distances traveled. Other than short-term rentals used to service seasonal peaks, all the freight transported is shipped in owned or leased equipment. Vitran Express services 18 states in the U.S. including Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Oklahoma, Ohio, Pennsylvania, South Dakota, Tennessee, West Virginia, and Wisconsin. Vitran Express also provides an LTL service between the U.S. Midwest and 10 states in the U.S. Northeast as well the District of Columbia and Puerto Rico, via a dedicated strategic partnership with New England Motor Freight. Vitran Express also has a special relationship with Saia Motor Freight, which extends to the remainder of the U.S. Vitran Express transports general commodities, including raw materials and manufactured and packaged goods with no dominant industry focus.

     Vitran Express has approximately 1,532 employees as well as operating agreements with approximately 11 owner-operators. Vitran Express utilizes over 2,075 trailers and operates approximately 55 terminals.

Truckload (TL) Services

     Truckload (TL) services generally involve the pickup of a full trailer or container load of goods from one shipper. TL freight is typically not rehandled as the complete full load remains in its original trailer or container for the duration of the shipping move from shipper to consignee.

Frontier Transport Corporation

     Frontier Transport Corporation (“Frontier”) provides truckload service in the U.S. Midwest and in the Southeast. Frontier principally utilizes company-owned or leased equipment and owner-operators. Frontier’s Midwest operation services the states of Indiana, Ohio, Michigan, Illinois, Kentucky, Missouri, Tennessee, Wisconsin, Pennsylvania, Arizona, and in the south, Georgia, North Carolina, South Carolina, Alabama, Florida, and Tennessee. A vast majority of the business is dry van but it does provide a temperature controlled service in the mid west.

     Frontier Transport operates out of two terminals in Atlanta, Georgia and Indianapolis, Indiana where the main administration office is located. The truckload (TL) group contracts with approximately 262 owner operators and employs 52 people in administrative, recruiting and safety functions. The TL group also utilizes over 936 trailers.

Vitran Logistics

     During 2002 the operations of the freight brokerage operation and the logistics services operation were merged under common management and information systems to form Vitran Logistics. The industry is highly competitive as there are many shippers’ agents and logistic service companies that compete directly and indirectly with Vitran Logistics.

Logistics Services

     Logistics involves the transportation and management of goods and the provision of information about them as they pass through the supply chain from vendor to consumer. Vitran Logistics’ role is to design a logistics network for a customer, contract with the necessary suppliers (including services of Vitran Express and Vitran Express Canada), and then implement the design and manage the logistical system. Demand for logistics services continues to grow as more customers outsource the management of the transportation and distribution function in order to reduce their own logistics costs, or to concentrate on their core business or to improve customer service.

     The logistics services unit provides a range of services in Canada and the United States including warehousing, inventory management and flow through distribution facilities. In addition to public warehousing facilities, Vitran Logistics maintains two dedicated flow through distribution facilities for significant customers in Canada and in the United States. The logistics services unit employs over 111 people.

Freight Brokerage

     The freight brokerage unit is headquartered in Toronto, Ontario, with sales offices in Toronto, Los Angeles and Atlanta, to capitalize on international traffic flows. Vitran Logistics can coordinate the transport of full load freight in the most cost-efficient manner, directly from a customer’s facility to the customer’s consignee, anywhere in North America. The freight brokerage unit offers both intermodal and highway solutions to clients with any type of full load requirement. Vitran Logistics supports the movement of freight through direct computer links with both its carriers and customers. It provides customers with real-time tracking, customer support information and expediting as required. As the industry trend is for railways to require large minimum volumes to establish or retain contracts with them, small agents will be at a competitive disadvantage. Vitran Logistics has contracts with all major railways in the United States. The freight brokerage unit employs over 44 people.

The Canadian Freight Services Industry

     The Canadian freight industry is made up of a small number of national carriers competing for freight business across the country. A larger number of regional carriers and numerous local carriers also exist. Each of these carriers may employ different operating strategies with respect to equipment and employment.

     Two main issues have impacted the Canadian freight industry in the last 13 years: deregulation and free trade.

     Beginning in 1988, deregulation transformed the Canadian transportation industry. Deregulation affected market entry/exit procedures that gave rise to an increased number of new entrants into the freight industry. As a result, the industry soon had excess capacity that was exacerbated by the recession that followed. These factors led to severe price competition in the industry. In recent years, the industry has experienced unprecedented consolidation and failure of companies that were unprepared for the shifts in technology and were unable to adjust their operations to meet changing customer requirements. Vitran has continued to make selective investments to improve efficiency and customer service and has grown through this period as a result.

     Before NAFTA and the FTA, the geographic flow of goods and materials being transported in Canada was primarily East-West. However, with the FTA and later with NAFTA, the importance of the North-South orientation was firmly established.

     Since 1994 Vitran has focused on expanding its LTL infrastructure as well as its other businesses to provide more coverage of the North American market. The growth and development of its US based business has been very significant in the past several years. Internally and by acquisition the LTL segment now represents approximately 80% of total revenues.

     The Canadian freight industry has benefited from improvements in technology to enhance transportation services. Technologies such as electronic data interchange (“EDI”) allow for greater efficiency in the transportation marketplace and enhance the more efficient transfer of information between customer and carrier. Advances in information systems including the internet, have facilitated tracking of specific shipments and have improved customer interface. Improved rail equipment has minimized the damage occurring to freight in transit thereby making it more feasible to transport freight longhaul by rail. Moreover, greater use of containers transported by rail has resulted from the efficiencies and economies of “double stack” rail service.

Regulation

     In all jurisdictions where Vitran operates, Vitran or its subsidiaries have obtained necessary licenses if they are required to carry goods for compensation. In Canada, a license to carry goods extra-provincially is issued by each provincial transport board under the provisions of the Motor Vehicle Transport Act, 1987 (Canada) (“MVTA”). Within each province, truck transportation licensing is required under provincial legislation. Vitran or its subsidiaries hold licenses issued in all provinces of Canada which permit general freight services, between the provinces, within certain of the provinces, and internationally between the provinces and the United States.

     Vitran also holds cartage licenses as required for the transportation of freight in and around the municipalities where the Company has terminals.

     Effective January 1, 1988, the federal government substantially deregulated the transportation industry in Canada through the passage of the National Transportation Act and the MVTA. Since that time, the market has become highly competitive.

     The Company’s operations are subject to federal, provincial, state and local environmental laws, including laws dealing with transport of hazardous materials. The Company believes that it is in material compliance with these requirements.

The U.S. Freight Services Industry

     The fundamental business of the U.S. LTL industry is similar to Canadian LTL operations. U.S. LTL operators are generally categorized as either regional, inter-regional or long haul carriers, depending on the distance freight travels. Vitran Express is considered a regional carrier. Regional carriers usually have average lengths of haul of 600 miles or less and tend to provide either overnight or second-day service. Regional LTL carriers usually are able to load freight for direct transport to a destination terminal, thereby avoiding the costly and time-consuming use of breakbulk terminals. In contrast, long-haul LTL carriers (average lengths of haul in excess of 1,000 miles) operate networks of breakbulk and satellite terminals (hub-spoke systems where freight is rehandled and reloaded to its ultimate destination) and rely heavily on interim handling of freight. Inter-regional carriers (500 to 1,000 miles per average haul) also rely on breakbulk terminals but to a lesser degree than long-haul carriers.

     In general, the more business an LTL carrier has within a given geographical area, the lower its incremental operating costs as a result of higher equipment and personnel utilization. This is particularly true with respect to its pick-up and delivery operation where there is less distance between stops. Similarly, the more business a carrier experiences in a given traffic lane (or route), resulting in greater linehaul density, the lower its incremental costs. Other areas such as sales, collections, computer operations, purchases of equipment, fuel, tires, parts, insurance, supplies, and corporate management also lend themselves to economies of scale.

Regulation

     In common with other interstate motor carriers, Vitran Express is subject to various government regulations for operation and safety. Over the last 8 years the amount of regulation governing operations has been dramatically reduced with the demise of the ICC and the elimination of state regulation however there are still various agencies that rule on the issuance of securities, and mergers.

     Vitran Express, like other interstate motor carriers, is subject to certain safety requirements governing interstate operations prescribed by the United States Department of Transportation (“DOT”). The DOT has jurisdiction over the qualification and the maximum hours of service of drivers and the general safety of operations and equipment. The various requirements increase the safety standards for conducting operations, but add administrative costs and may affect the availability of qualified drivers throughout the trucking industry.

     The operations of Vitran Express are subject to federal, state and local environmental laws, including laws dealing with transport of hazardous materials.

Competition

     Regional LTL carriers compete with other regional carriers and to a lesser extent, interregional and national LTL carriers. To an even lesser degree, regional LTL transportation companies compete against truckload carriers, overnight package companies, railroads and airlines. A large number of regional LTL carriers of various sizes operate within the same geographic areas served by Vitran Express. Some of the competing carriers are larger than Vitran Express in terms of tonnage handled and financial capacity.

     After deregulation of the U.S. transportation industry in 1980, the industry went through a period of intense competition which involved most LTL carriers adopting discounting programs that severely reduced rates for some shippers. Such attempts to gain market share through price reduction programs exerted substantial downward pressure on the industry’s price structure and profit margins and caused many LTL carriers to cease operations. Although the transportation industry has benefited from an improvement in economic conditions in recent years, the industry remains highly competitive and sensitive to changes in the economic conditions affecting its customers and the geographic regions in which Vitran Express operates.

Environmental Services Group (Discontinued Operation)

     The Environmental Services Group was established as a division of the Company to provide solutions to the environmental/waste management industries. The Environmental Services Group operates through its wholly-owned subsidiary, ETL Environmental Technology Ltd. (“ETL”). Effective January 2, 2002 this non-core business was sold for cash proceeds.

Description of Property

     The Company utilizes 91 facilities as of March 10, 2003, of which 26 are owned, 52 are leased, and 13 are operated by agents.

     Vitran utilizes 91 facilities located in Ontario, Quebec, Manitoba, Saskatchewan, Alberta, British Columbia, New Brunswick, Nova Scotia, Oregon, Indiana, Illinois, Michigan, Ohio, Kentucky, Missouri, Georgia, Minnesota, Wisconsin, Pennsylvania, Iowa, North Dakota, South Dakota, Nebraska, Washington, California, and Tennessee.

     The nature of the freight transportation industry requires a network of terminals. Some are more important than others but no single property is considered material to Vitran. On an ongoing basis, The Company also experiences turnover in properties depending on capacity requirements, expansion initiatives and availability of locations.

     Vitran’s leases office space for its corporate head quarters in a building in Toronto. The corporate office provides management services to its groups and is responsible for corporate development, administration and finance.

ITEM 5. OPERATING and FINANCIAL REVIEW and PROSPECTS

SAFE HARBOUR CLAUSE

     Information in this document relating to projected growth, improvements in productivity and future results constitute forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risk associated with geographic expansion, capital requirements, claims exposure and insurance costs competition and environmental hazards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The company prepares its financial statements in accordance with generally accepted accounting principles in (GAAP) in Canada with a reconciliation to United States GAAP, as disclosed in note 14 to the Consolidated Financial Statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances and the fair value of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

     The Company’s less-than-truckload, truckload business units and freight brokerage operations recognize revenue and direct shipment costs upon the delivery of the related freight. Revenue for the logistics operations is recognized as the management services are provided.

Allowance for Doubtful Accounts

     The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Income Tax Valuation Allowance

     The Company records a valuation allowance against future income tax assets generated when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers such factors as projected future taxable income and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill

     The Company performs its annual goodwill impairment tests in the third quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level. Vitran recorded an impairment loss in the third quarter of 2002. Future goodwill impairment tests may result in further impairment charges.

OPERATING and FINANCIAL REVIEW and REPORTS
YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED
DECEMBER 31, 2001

Overview

     The economic environment in 2002 continued to be depressed and posed considerable challenges to Vitran. These challenges were effectively dealt with by operating initiatives that were put in place in 2001 and the continued disciplined focus on costs and efficiencies by operating management in 2002. This allowed Vitran to maintain the positive earnings momentum that was created in the second half of 2001, and the Company posted four successive quarters of improved year-over-year results.

     Vitran generated significant improvement in consolidated operating results, with the U.S. LTL and Freight Brokerage business units posting the most significant gains. The Company also finished the year with a strengthened balance sheet, reflecting materially lower net debt.

Consolidated Results

     Revenue from continuing operations decreased 1.2% to $476.0 million in 2002 from $481.7 million in 2001. This is partly due to the continued subdued North American economic environment, particularly in the United States, but is mainly a result of reduced revenue at the Logistics segment where the Freight Brokerage business unit has been merged with Vitran Logistics and restructured to focus on profitable long-term business.

     The gross profit of $77.1 million is 5.8% higher than 2001, reflecting an improvement in the margin to 16.2% in 2002 from 15.1% in 2001. Operating efficiencies were achieved throughout the Company, but the largest improvements were recorded in the U.S. LTL and Logistics business units.

     Selling, general and administrative (SG&A) expenses for 2002 were $48.7 million, 2.5% less than 2001. Redundancies eliminated by merging the Freight Brokerage business unit and cost cutting programs put in place at the U.S. LTL business unit contributed to the reduction in SG&A. Foreign exchange gains included in SG&A of $1.0 million were generated on the repatriation of capital from a foreign subsidiary both in 2002 and in 2001. SG&A in the current year was also $0.8 million higher than last year due to the special retirement bonus to the founding President and Chief Executive Officer. Income from continuing operations before depreciation expense increased by 24.1% to $28.4 million, from $22.9 million in 2001. This improvement is driven by the significant increase in gross profit, augmented by the decline in SG&A expenses. Depreciation expense as a percentage of revenue was 1.7% for 2002 compared to 2.0% for 2001 due to the continued reduction of older redundant equipment and improved asset utilization. As a result of the operating improvements, the consolidated operating ratio improved to 95.8% in 2002 from 97.3% in 2001.

     Interest expense, net of interest income, was $5.2 million for 2002 compared to $5.9 million for 2001. The decline is attributable to the Company making its final payment of US$5.7 million on its 9.04% senior notes and further reducing its other debt obligations by $10.8 million during the year. In addition, the Company met certain financial covenants that reduced its interest rate on floating rate debt by 50 basis points during 2002. Income tax expense for the year was $3.6 million versus $0.2 million in 2001, reflecting improved profitability.

     Net income was $10.9 million in 2002, yielding a $1.12 earnings per share basic compared to a net loss of $1.9 million in 2001 and $0.19 loss per share basic. The 2001 results include a net loss of $5.6 million on the sale of the Company’s non-core environmental business. The weighted average number of shares outstanding decreased from 9.9 million in 2001 to 9.7 million in 2002 as a result of the repurchase of 298,100 shares for cancellation. From a continuing operations perspective, net income increased by 193.3% to $10.9 million for 2002 versus $3.7 million for 2001. This improvement is even more noteworthy given the unfavourable economic conditions under which it was achieved.

Segmented Results

Less-Than-Truckload (LTL)

     Notwithstanding the sluggish North American economy, revenue at the LTL segment increased slightly from $375.6 million last year to $379.3 million in the current year. The gross profit, however, increased significantly by 7.5% to $63.4 million in 2002 due to operating efficiencies achieved in both Canada and the U.S., but more particularly at the U.S. LTL business unit. Fuel price pressure that persisted throughout 2002 was offset by the Company’s ability to pass through fuel price increases to its customers.

     The Canadian LTL unit continued its stalwart performance in 2002, improving both revenue and operating ratio year-over-year. Revenue and income from operations gains were most notable in the expedited and cross-border markets, offset slightly by declines in the national market. However, the national business finished strongly in the fourth quarter with the addition of new customers. Another notable achievement was yield improvement, where revenue per hundredweight improved by 8.5%.

     Revenue at the U.S. LTL unit of $236.0 million was essentially in line with the 2001 figure of $237.6 million. While revenue per hundredweight declined by 6.5%, tonnage and shipments increased by 5.5% and 1.3%, respectively. Operating initiatives have led to improved earnings momentum, and U.S. LTL more than doubled income from operations in 2002. The most significant improvements were a 19.3% reduction in maintenance, a 9.6% reduction in claims expense and other initiatives that reduced total SG&A by 10.0% for 2002 compared to 2001. The improvement in earnings has been achieved not only under difficult economic conditions, but also in the face of significantly rising liability insurance and health care costs.

Logistics

     Revenues for the Logistics segment were down 23.5%, primarily the result of a 30.3% reduction of revenue at the Freight Brokerage business unit. This reduction resulted from the redesign of the business model whereby all management and information systems were integrated under a common umbrella and unprofitable customer relationships were eliminated. As a result of the success of these initiatives and the continued superior performance at the rest of the Logistics segment, the operating ratio improved from 99.8% in 2001 to 96.6% in 2002, and income from operations increased dramatically from $0.1 million to $1.5 million.

Truckload (TL)

     Revenue for the TL segment increased in 2002 by 7.9% to $53.3 million from $49.4 million in 2001. Significant growth was achieved at the southern region but was somewhat offset by a competitive market in the northern region with overall revenue per trailer increasing 6.8% year-over-year. Income from operations declined 8.6% in 2002 compared to 2001, primarily due to a 92.9% increase in liability insurance and 114.2% increase in health care insurance. These large increases were somewhat offset by operating efficiency gains in trailer utilization, reduced empty miles driven, and driver safety programs.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED
DECEMBER 31, 2000

Overview

     The economic environment in 2001 was extremely challenging which had a negative impact on operating results, as it did with all of our major competitors. Management changes implemented during the second quarter to more aggressively deal with the economic downturn started to bear fruit later in the year and the company finished 2001 with a stronger final quarter than in 2000.

     On a consolidated basis, our core transportation group generated profitable results and positive cash flow, albeit at levels less than in 2000. Revenue from continuing operations was slightly higher than the prior year but increased operating costs resulted in a lower gross margin and operating income. On a net income basis the company lost money for the year, but this was due to the write-off necessitated by disposing of the non-core Environmental Services business.

Consolidated Results

     Vitran’s revenue from continuing operations of $481.7 million was in line with the prior year despite a slower economy and a tougher, more challenging operating environment. While overall tonnage from the Company’s asset-based segments declined on a year-over-year basis, a stable pricing environment meant that our yield increased to offset the volume decrease.

     Gross profit for the full year declined $9.1 million, or 11.1% to $72.9 million. This resulted in a gross profit margin of 15.1% compared to 17.0% in 2000. Operating efficiencies achieved in the second half of the year resulted in a gross margin of 15.6% compared to 14.7% in the first half of the year.

     Selling, general and administrative (SG&A) expenses increased $2.9 million, or 6.1% to $50.0 million in 2001 compared to $47.1 million in 2000. The increase can be primarily attributed to reorganization expenses recorded during the year, the benefits of which started materializing in the latter part of 2001.

     Income from continuing operations before depreciation expense declined to $22.9 million from $34.9 million in 2000. This decrease was driven by higher operating costs on a stable revenue base. Depreciation expense as a percentage of revenue was 2.0% for 2001 compared to 2.1% for 2000, representing a $0.4 million decrease. This decrease was due to the sale of redundant equipment as management focused on cost control and capital efficiency in the slowing economy. The consolidated operating ratio before goodwill amortization increased from 94.9% in 2000 to 97.3% in 2001.

     Interest expense net of interest income was $5.9 million for 2001 compared to $7.2 million for 2000. The decline was the result of lower interest rates on the Company’s floating rate debt.

     Income taxes for the year were $0.2 million, resulting in an effective tax rate of 4.0% compared to 28.6% for 2000. This decrease was due to a greater percentage of the Company’s income being earned in lower tax jurisdictions and non-taxable foreign exchange gains.

     During the year the Company decided to divest the Environmental Services business and provided for losses on disposition amounting to $4.1 million. This operation was not involved in the freight business and was considered non-core. On January 2, 2002 substantially all the capital assets of the business were sold for cash proceeds of $2.7 million. The loss from discontinued operation for 2001, including the provision for loss on disposition, was $5.6 million. In 2000 the Environmental Services business had a net loss of $0.4 million.

     Basic earnings from continuing operations before amortization expense was $0.59 per share for 2001 compared to $1.18 per share in 2000. As a result of the loss from discontinued non-core operations, the Company had a net loss of $0.19 per share basic compared to net income of $0.96 per share basic for 2000.

Segmented Results

Less-than-truckload (LTL)

     Notwithstanding the adverse economic conditions, the LTL segment generated revenue in 2001 of $375.6 million, which was in line with the $376.1 million recorded in 2000. Operating income declined by $10.6 million to $13.7 million in 2001 as a result of higher operating costs on a stable revenue base.

     The Canadian LTL division maintained its reliable performance in 2001 increasing revenues 1.1% over 2000 revenues. Revenue per hundredweight increased 10.5% while tonnage and shipments declined 8.5% and 4.1% respectively, compared to the prior year. Operating costs at the Canadian LTL unit were higher on a year-over-year basis primarily due to increased linehaul costs.

     Revenue at the US LTL business declined 0.9% in 2001 compared to 2000. Revenue per hundredweight increased 0.8% while tonnage and shipments declined 5.7% and 4.6% compared to 2000. Operating income declined 67.0% for the full year compared with fiscal 2000; however, year-over-year the decline in the second half of the year was only 24.0% as a result of management and operational changes. A realigned management structure and cost controls reduced SG&A expenses, but the most important gains were made in reducing terminal, dock and cartage costs where management focus significantly reduced salaries and wages on a per-shipment basis.

Logistics

     Revenues for the Logistics segment, including Intermodal and Highway Brokerage, were down 1.0% to $56.7 million from $57.3 million in 2000. The Logistics business unit recorded its third consecutive year of record setting revenue and operating income as a result of a significant increase in activity. However, these gains were more than offset by shortfalls in the Intermodal and Highway Brokerage business. During the year Vitran purchased the remaining shares of The Freight Connection that it did not already own and privatized the public company so that it could be integrated with Vitran Logistics. This initiative, along with other changes, are expected to improve operating results in 2002.

Truckload (TL)

     Revenue for the TL segment increased in 2001 by 3.7% to $49.4 million from $47.7 million recorded in 2000. The TL segment had a disappointing year at the operating income line as results decreased from $2.4 million in 2000 to $1.5 million in 2001. A significant portion of the decline can be attributed to an increase in insurance and contract hauling costs.

OUTLOOK

     While freight volumes improved slightly during the year, the operating environment remains challenging, with cost pressure continuing in a number of areas and no material improvement expected in the economy. Having said that, management used 2002 to consolidate the operating efficiency programs that were started in 2001 and significantly improved operating results in a sluggish freight environment. It is anticipated that these initiatives will continue to bear fruit in 2003 and resume the improving operating ratio trend.

     The focus at the Canadian LTL unit will be to build on the excellent yield and sales successes that were achieved in 2002, while at the same time maintaining the existing operating ratio. At U.S. LTL the focus will be to continue enhancing operating margins by generating more cost reductions and improving density throughout the system. Cross-border activity, which increased at a double digit pace in 2002, will also be a critical focus as this represents a significant opportunity for both LTL units.

     The management, operations and systems at the Logistics unit have been fully integrated, and operating margins in 2003 should improve as the full year effect of these successes are realized.

     The Truckload unit will aim to build on the sales successes achieved in 2002, with the objective being to improve margins by achieving a better balance of inbound and outbound freight.

     While all segments of the business should improve in 2003, the biggest opportunity continues to be the U.S. LTL operation, where cost reduction and density improvement provide significant upside potential.

LIQUIDITY AND CAPITAL RESOURCES

     While the economic environment continued to be very challenging in 2002, the Company generated significantly improved cash flow and reduced debt net of cash on hand to a five-year low.

     Cash flow from continuing operations before working capital changes for the year was $18.8 million compared to $15.3 million in 2001. There was a reduction of $6.6 million in non-cash working capital in 2002. The majority of the working capital improvement was due to Vitran’s continued effort to improve its collection of accounts receivable, which contributed $3.3 million over 2001.

     Interest-bearing debt, net of cash on hand of $12.6 million, decreased to $46.6 million in 2002, from $66.8 million at the end of 2001. The interest-bearing debt is comprised of US$37.1 million drawn under the term credit facility and other debt of $0.6 million. Interest-bearing debt, net of cash on hand, as a percentage of total capital decreased from 47.2% in 2001 to 36.2% in 2002. During the year, the Company repaid US$5.7 million of the Senior Notes and $10.8 million of other debt. At December 31, the Company utilized the revolving credit facility for a standby letter of credit of US$2.2 million. At December 31, 2002, the Company had $6.5 million of available unused revolving credit facilities and $12.6 million of cash on hand.

     Capital expenditures for the year amounted to $7.2 million compared to $5.6 million in 2001. Of this, $4.0 million was used in leasehold improvements and building construction while the remaining $3.2 million was invested in tractors and trailers, information technology, and other machinery and equipment. The construction expenditure represented the final payments for the new Vancouver terminal constructed for the Canadian LTL operation. The Company also added $9.3 million of new tractors and $13.4 million of trailing equipment to the fleet using lease financing during the year. This compares to $nil and $11.4 million in 2001 respectively. The average age of the tractor fleet is 3.7 years and of the trailing fleet is 5.2 years.

     Management expects that the existing working capital, together with available revolving facilities, is sufficient to fund operating and capital requirements in 2003, as well as service principal debt repayment requirements of $11.1 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

     The term of a director is the lessor of one year or until the next annual meeting. The directors were last elected at the annual meeting held April 29, 2003 and will hold office until the next annual meeting. The next annual meeting is scheduled for April 2004. The names and municipalities of residence of the directors and officers of the Company, their positions with the Company and their principal occupations during the past five years are as follows:

				Approximate Number
				of Class A Voting
	Position with the			Shares Beneficially
Name and Municipality	Company and	Director	Officer	Owned as of March
of Residence	Principal Occupation	Since	Since	10, 2003

Anthony F. Griffiths(2)(3) Toronto, Ontario	Director (Corporate Director)	1987	1987	807,427

Albert Gnat, Q.C(3)(4)(5) Caledon, Ontario	Vice-Chairman of the Board and Director (Senior Partner in the law firm Lang Michener)	1987	1987	957,421

Richard D. McGraw (1)(2)(3)(4)(5) Toronto, Ontario	Chairman of the Board and Director (President of Lochan Ora Group of Companies)	1987	1987	1,314,839

Carl Cook(4) Indianapolis, Indiana	Director (Principal, Decisions Inc.)	1995	-	376,421

G. Mark Curry(1)(2) Toronto, Ontario	Director (President, Revmar Inc.)	1987	-	50,000

Rick E. Gaetz Mississauga, Ontario	Director (President and Chief Executive Officer, Vitran Corporation Inc.)	1995	1989	69,120

Graham Savage (1)(3)(5) Mississauga, Ontario	Director (Managing Director, Callisto Capital LP)	1987	-	0

Kevin Glass Etobicoke, Ontario	Vice President Finance and Chief Financial Officer, Vitran Corporation Inc.		1998	30,000

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Executive Committee

(4)	Member of the Capital Expenditure Committee

(5)	Member of the Corporate Governance Committee

     Except as otherwise noted below, the directors and officers of the Company have held their present or similar positions with the same or predecessor firms for the past five years, with the following exceptions:

     Mr. Griffiths was the President, CEO, and Chairman of the Board of Mitel Corporation from January 1991 to January 1993. From January 1993 to March 1996, Mr. Griffiths was an independent consultant.

     Mr. Savage was the Senior Vice-President, Finance and Chief Financial Officer of Rogers Communications Inc. from 1989 to 1996.

     The Board of Directors of the Company has established five Board committees that are comprised of:

     1.     The Executive Committee, composed of Mr. McGraw and four unrelated directors, has a mandate to examine operating performance, strategies, policies and procedures of the Corporation and other matters that require attention prior to the next Board meeting. It acts in a consultative capacity and does not have approval authority.

     2.     The Audit Committee, is composed only of outside, unrelated directors. In accordance with the Audit Committee Charter, each member is financially literate and one member of the Audit Committee, Mr. Savage, has been designated by the Board as having financial expertise. The roles of the Audit Committee include ensuring that the Corporation’s audited financial statements present the financial position and results of operations fairly in accordance with generally accepted accounting principles, that accounting principles are appropriate in the circumstances, and that any issues arising between Management and the auditors are either resolved or a course of action put in place that will lead to resolution. The Committee also ensures that action is taken regarding the auditor’s report to Management on internal controls and accounting systems, and the procedures for reviewing financial information prior to distribution to shareholders are adequate.

     3.     The Capital Expenditures Committee, composed of Mr. McGraw and two unrelated directors with one acting as Chairman, reviews planned capital expenditures for the Corporation. The Board of Directors has established a procedure whereby the Capital Expenditure Committee may approve capital expenditures up to $200,000 on behalf of the Board with the requirement to report these capital expenditure approvals to the full Board at its next meeting.

     4.     The Compensation Committee, composed solely of outside, unrelated directors, reviews compensation policies to ensure that they are consistent with corporate objectives and administers the Corporation’s executive compensation program. Recommendations with respect to the remuneration of senior executive staff and the CEO are made by the Committee to the full Board. The Committee also evaluates the performance of the Corporation’s executive officers relative to expectations.

     5.     The Corporate Governance Committee, composed solely of outside, unrelated directors, reviews the corporate governance policies to ensure that they are consistent with corporate objectives. In addition the Committee reviews the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Recommendations with respect to corporate governance policies are made by the Committee to the full Board.

     The Board of Directors of the Company may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation of Directors

     Director and committee fees are paid to unrelated directors. For the financial year ended December 31, 2002, directors fees were paid to six of the seven directors of the Corporation on the basis of a retainer of $7,500 plus $1,000 for each meeting of the Board of Directors which he attended and an additional fee of $6,685 was paid to Mr. Griffiths as Chairman of the Board. Mr. McGraw was paid $10,000 per month commencing May 2, 2002 when he assumed the position of Chairman of the Board. Fees for the Audit, Compensation, Capital Expenditures and Corporate Governance Committees were paid to six of seven directors on the basis of a retainer of $2,000 to the chair of each committee plus $750 for each meeting. Fees for the Executive Committee were paid to four of the seven directors on the basis of $750 for each meeting.

     During the 2002 fiscal year of the Corporation, the Corporation made lease and operating cost payments totalling $10,355 with respect to an automobile used by Mr. Gnat, a director of the Corporation.

     Nothing has been accrued for the pension or retirement of the directors.

D&O Insurance

     The Corporation has purchased a policy of insurance for the benefit of its directors and officers, and the directors and officers of its subsidiaries, against liability incurred by them in the performance of their duties as directors and officers of the Corporation, or its subsidiaries, as the case may be. The amount of premium paid with respect to this policy for the financial year ended December 31, 2002 was $90,815. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group. The entire premium is paid by the Corporation. The current annual policy limit is $25.0 million subject to a deductible of $0.5 million per. There have been no claims under the directors and officers insurance.

Compensation of Officers

Summary Compensation Table

     The following table sets forth all compensation for the periods indicated, paid in respect of the individuals (the “Named Executive Officers”) who were, at December 31, 2002, the Chief Executive Officer and the two most highly compensated executive officers (as defined in the Regulation to the Securities Act (Ontario)) of the Corporation.

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

						Restricted
						Shares
						or
				Other	Securities Under	Restricted		(2)
				Annual	Options	Share	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Richard D. McGraw Chairman of the Board (President & Chief Executive Officer until May 2, 2002)	2002 2001 2000	99,275 297,825 285,000	Nil Nil 150,000	(1)	Nil 15,000 Nil	Nil Nil Nil	Nil Nil Nil	830,000 Nil Nil

Rick E. Gaetz President & Chief Executive Officer (Chief Operating Officer until May 2, 2002)	2002 2001 2000	350,000 303,121 275,000	350,000 141,456 160,000	(1)	50,000 15,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kevin A. Glass Vice President Finance & Chief Financial Officer	2002 2001 2000	240,000 224,675 215,000	120,000 59,912 65,000	(1)	14,000 15,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

     (1)  For each of the above named executive officers, perquisites and other personal benefits were no greater than the lesser of $50,000 and 10% of the total annual salary and bonus of such Named Executive Officers for the 2002 financial year.

     (2)  On May 2, 2002, Mr. Richard McGraw resigned as President and Chief Executive Officer of Vitran Corporation Inc., to become the non-executive Chairman of the Board, replacing Anthony F. Griffiths, also a co-founder of the Company, who remains on Vitran’s Board of Directors. Mr. McGraw was awarded a special one-time retirement bonus of $830,000 for his achievements as founding President and Chief Executive Officer.

Employment Arrangements

     The Corporation has entered into arrangements effective February 25, 2003 with each of Messrs. Gaetz and Glass providing for termination payments to each of these individuals in the event that their employment with the Corporation is terminated as a result of a change of control. In the case of Mr. Gaetz, the termination payment will be two and half times his average last three years salary and bonus and in the case of Mr. Glass, one and half times his average last three years salary and bonus. In addition, in the event of a change of control of the Corporation or a sale of all or substantially all of its assets, each of Messrs Gaetz and Glass may be entitled to a bonus based on the transaction value.

Share Compensation Arrangements

     The Company’s existing Option Plan authorizes the granting to directors, full-time officers and employees of the Company of options to purchase Class A Shares. Such options may be granted by the directors of the Company at their discretion. The current policy is to grant options at the market value of the securities underlying the options on the date of the grant. The options vest over the first 6 years and expire at the end of 10 years. Such options are to contain provisions whereby, in the event of retirement on or after attaining the age of 65 years, or, with the consent of the Board of Directors of the Company, on or after attaining the age of 55 years, or due to disability to an extent and in a manner as determined by the Board of Directors or the death of the optionee prior to the expiry of his options, the right to exercise such options is to continue in the hands of the optionee or his legal personal representatives for a period of 6 months after the date of such retirement or death. An optionee may not exercise any options prior to the first anniversary of their issuance. On the first anniversary of the issuance of such options and on each subsequent anniversary of their issuance, the optionee acquires the right to exercise either one fifth of the total number of options (in the case of options with a six year vesting period) or one third of the total number of options (in the case of options with a four year vesting period). All rights of exercise under the Option Plan are cumulative.

(a)	Options/SARs Granted to Named Executive Officers During the Most Recently Completed Financial Year

     Details of options granted the Named Executive Officers during the financial year ended December 31, 2002, are shown in the table set out below. During the financial year ended December 31, 2002, no stock appreciation rights (“SAR”) were granted to Named Executive Officers and, as of December 31, 2002, no SARs were outstanding.

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees		Options on the Date
	Options	in Financial	Exercise	of Grant	Expiration
Name	(#)	Year	($/Security)	($/Security)	Date

Richard D. McGraw	Nil	0%	N/A	N/A	N/A
Rick E. Gaetz	50,000	28.6%	$3.50	$3.50	Feb. 20, 2112
Kevin A. Glass	14,000	8.0%	$3.50	$3.50	Feb. 20, 2112

(b)	Options Exercised by Named Executive Officers During the Most Recently Completed Financial Year and Financial Year-End Option Value

     Details of options exercised by the Named Executive Officers of the Company during the financial year ended December 31, 2002 and the number and value of unexercised options as at December 31, 2002, are shown in the table set out below.

	Securities	Aggregate			Value of Unexercised
	Acquired on	Value	Unexercised Options at		In-the-Money Options at
Name and Principal	Exercise	Realized	December 31, 2002		December 31, 2002
Position	(#)	($)	(#)		($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Richard D. McGraw Chairman of the Board	Nil	Nil	185,500	37,000	$441,440	$77,660

Rick E. Gaetz President and Chief Executive Officer	Nil	Nil	185,500	87,000	$547,440	$314,660

Kevin A. Glass Vice President Finance & Chief Financial Officer	Nil	Nil	64,000	45,000	$133,640	$139,320

Note:

(1)	All Securities granted in 2002 were of options to purchase Class A Voting Shares.

(2)	Options are granted at the market value of Class A Voting Shares at the time of grant.

     The closing price of Vitran Corporation Inc. Class A Voting Shares on The Toronto Stock Exchange on December 31, 2002 was $8.24.

Options to Purchase

     From time to time, the Board of Directors may grant, at its discretion, stock options to the Directors, officers and employees of the Company, in accordance with the rules of and subject to the approval of The Toronto Stock Exchange.

     The following table sets out information relating to outstanding options to purchase Class A Voting Shares issued by the Company that were outstanding as of March 10, 2003 with the number of persons in each category shown in parentheses:

	Number of			Exercise Price Per
	Class A Voting			Class A Voting
	Shares Optioned	Date of Grant	Share	Expiry Date

Executive Officers (two)	12,500	March 9, 1999	$8.25	March 9, 2009
	75,000	October 1, 1999	$7.00	October 1, 2009
	50,000	October 19,1998	$6.00	October 19, 2008
	10,000	March 1, 1998	$7.25	March 1, 2008
	40,000	March 1, 1997	$4.25	March 1, 2007
	50,000	May 6, 1994	$5.88	May 6, 2004
	50,000	August 7, 1996	$4.00	August 7, 2006
	30,000	February 19, 2001	$4.00	February 19, 2011
	64,000	February 20, 2002	$3.50	February 20, 2012

Directors (including Chairman and	100,000	April 21, 1994	$6.00	April 21, 2004
Vice-Chairman but excluding	40,000	March 1, 1997	$4.25	March 1, 2007
Executive Officers)(six)	135,000	March 1, 1998	$7.25	March 1, 2008
	7,500	March 9, 1999	$8.25	March 9, 2009
	50,000	October 1, 1999	$7.00	October 1, 2009
	15,000	February 11, 2001	$4.00	February 11. 2011
	50,000	February 20, 2002	$3.50	February 20, 2012

Other employees of subsidiaries (thirty one)	9,500	March 9, 1999	$8.25	March 9, 2009
	20,000	December 10, 1998	$7.50	December 10, 2008
	30,000	August 4, 1998	$7.60	August 4, 2008
	9,500	March 1, 1998	$7.25	March 1, 2008
	27,000	March 1, 1997	$4.25	March 1, 2007
	22,700	April 21, 1994	$6.00	April 21, 2004
	6,960	May 6, 1994	$5.88	July 19, 2004
	15,000	August 19, 1994	$7.00	August 19, 2004
	20,000	October 31, 1994	$7.00	October 31, 2004
	5,000	April 5, 1995	$7.75	April 5, 2005
	5,000	June 1, 1995	$8.75	June 1, 2005
	22,500	August 7, 1996	$4.00	August 7, 2006
	10,000	May 6, 1999	$8.50	May 6, 2009
	65,000	October 1,1999	$7.00	October 1, 2009
	15,000	May 2, 2000	$5.25	May 2, 2010
	10,000	September 5, 2000	$6.20	September 5, 2010
	25,000	January 19, 2001	$5.10	January 19, 2011
	25,000	February 19, 2001	$4.00	February 19, 2011
	61,000	February 20, 2002	$3.50	February 20, 2012

     As of March 10, 2003 options to purchase 779,000 Class A Voting Shares were held by the directors and executive officers of the Company as a group. No options to purchase Class A Voting Shares were exercised by officers but, 10,640 options to purchase Class A. Voting Shares were exercised by employees of the Company during the year ended December 31, 2002. For the period January 1, 2003 to March 10, 2003, 21,000 options to purchase Class A. Voting shares were exercised by employees of the Company.

Employee Stock Option Plan

     The Employee Stock Option Plan was presented by the Company for approval at the May 17, 1995 Annual Meeting because the Toronto Stock Exchange has promulgated new rules governing the content of employee stock option plans and the Company wished to enact a new plan which would be congruous with these new rules. The adoption of the Employee Stock Option Plan was approved at the May 17, 1995 Annual Meeting. Pursuant to the Employee Stock Option Plan, the Board of Directors is authorized to issue, from time to time in its discretion, options to employees, officers and directors of the Company to acquire Class A Voting Shares of the Company at such prices as may be fixed by the Board of Directors at that time, provided that the price shall not be less than the minimum price then permitted by regulatory authorities having jurisdiction, currently the market price at the date the option is granted. Options granted under the plan shall be non-assignable and non-transferable and shall be for a term not exceeding 10 years. The number of Class A Voting Shares issuable pursuant to the Employee Stock Option Plan was initially set at 150,000. An amendment to the Vitran Employee Stock Option Plan was approved at the May 22, 1996 Annual Meeting to increase the number of Class A Voting Shares issuable from 150,000 to 650,000. An amendment to the Vitran Employee Stock Option Plan was approved at the May 4, 1999 Annual Meeting to increase the number of Class A Voting Shares issuable from 650,000 to 1,000,000. A further amendment to the Vitran Employee Stock Option Plan was approved at the May 3, 2000 Annual Meeting extending the term of existing options under the plan to ten years. The Company continues to have approximately 1,000,000 Class A Voting Shares issuable under the existing Option Plan, resulting in a total for the Class A Voting Shares issuable under employee stock option plans of approximately 10% of the Class A Voting Shares outstanding as of the record date for the Annual Meeting.

     No option may be granted to insiders (as defined in the Securities Act (Ontario)) if such options, together with any other options previously granted by the Company (collectively the “Share Compensation Arrangements”) could result in:

(i)	the number of Class A Voting Shares reserved for issuance pursuant to Share Compensation Arrangements to insiders collectively exceeding 12% of the number of Class A Voting Shares then issued and outstanding less Class A Voting Shares issued within the previous 12 months pursuant to Share Compensation Arrangements (the “Outstanding Issue”);

(ii)	the issuance to insiders collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such options, of a number of Class A Voting Shares exceeding 5% of the Outstanding Issue; or

(iii)	the issuance to any one insider, within the 12 months immediately preceding or 12 months immediately following the date of grant of such options, of a number of Class A Voting Shares exceeding 5% of the Outstanding Issue.

     The number of Class A Voting Shares reserved for issuance at any time to any one person pursuant to Share Compensation Arrangements shall not exceed 5% of the number of Class A Voting Shares then issued and outstanding.

     For simplicity, holders of options under the original Option Plan of the Company will continue to hold their options subject to the terms of the Option Plan and will not have their options replaced by options under the Employee Stock Option Plan. The terms of the options existing under the Option Plan conform to the terms of the Employee Stock Option Plan in all material respects. No new options will be granted under the Option Plan.

ITEM 7. MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

     To the knowledge of the directors and officers of the Company, as of March 10, 2003 the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding Class A Voting Shares of the Company are as follows (1):

		Number of Class A
		Voting Shares (1)	% of Outstanding
Title of Class	Identity of Person or Group	Shares	Class A Voting

Class A voting shares	Richard D. McGraw	1,314,839 (2)	13.8%
Class A voting shares	Fidelity Investments	986,000 (3)	10.3%
Class A voting shares	Officers and Directors as a class	3,605,228	37.8%

NOTES:

(1)	The information as to Class A Voting Shares beneficially owned directly or indirectly by each shareholder or over which each shareholder exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective shareholders individually.

(2)	These shares are presently registered in the name of Lochan Ora Investments Limited (100,000 shares) Waterstone Investments Corporation (1,018,396) and Parkway Automotive Investments Limited (196,443 shares), companies controlled by Richard D. McGraw, President, Chief Executive Officer and a director of the Company.

(3)	In the fourth quarter of 2001 Vitran Corporation Inc. received notification from Fidelity Investment that they had acquired shares exceeding the 10% ownership threshold.

     To the best of management’s knowledge, the Company is not owned or controlled directly or indirectly by any other company or foreign governments.

     As of December 31, 2002 there were 8,464,883 Class A Voting Shares held by residents in the Canada, representing 88.5% of the outstanding Class A Voting Shares. The computation of the number and percentage of Class A Voting Shares held in the Canada is based upon the number of Class A Voting Shares held of record by holders with Canadian addresses. Residents of the Canada may beneficially own Class A Voting Shares that are held of record by non-residents of the Canada.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

     Consolidated Balance Sheets as at December 31, 2002, and 2001 and the Consolidated Statements of Income, Retained Earnings and Cash Flow for the years ended December 31, 2002, 2001, and 2000, reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which differ from generally accepted accounting principles in the United States. See Note 14 to the financial statements. Page F-27.

Dividend Policy

     On November 6, 2001 Vitran announced that its Board of Directors has voted to suspend payment of the semi-annual dividend of $0.035 per share, effective immediately. The change in policy has been made so that all internally generated funds will be used to repay debt and support future capital expenditure programs.

     There have been no changes to the Dividend Policy since November 6, 2001.

ITEM 9. THE OFFERING and LISTING

     The Class A Voting Shares are listed for trading under the symbol “VTN.A” on The Toronto Stock Exchange (the “TSE”) and on the American Stock Exchange (‘AMEX”), effective April 6, 2000, under the symbol “VNN”. The following table sets forth the market price range and trading volume of the Class A Voting Shares on the TSE and AMEX for the periods indicated (the quarterly information is based on a December 31 fiscal year end).

	High	Low	Volume

Toronto Stock Exchange (CDN$)
2003
First Quarter	$9.08	$7.96	1,375,700
2002
Fourth Quarter	$8.24	$6.83	77,700
Third Quarter	$7.95	$6.07	98,300
Second Quarter	$8.20	$4.26	217,100
First Quarter	$5.35	$3.25	217,300
2001
Fourth Quarter	$3.94	$3.20	765,000
Third Quarter	$4.24	$2.99	39,000
Second Quarter	$4.75	$3.50	49,500
First Quarter	$5.50	$4.00	180,400
American Stock Exchange (US$)
2003
First Quarter	$6.00	$5.05	521,000
2002
Fourth Quarter	$5.29	$4.55	104,600
Third Quarter	$5.12	$3.80	117,000
Second Quarter	$5.43	$2.80	179,400
First Quarter	$3.48	$1.98	61,800
2001
Fourth Quarter	$2.45	$2.00	102,400
Third Quarter	$2.95	$2.35	94,600
Second Quarter	$3.00	$2.15	172,600
First Quarter	$3.63	$2.90	207,900

	High	Low

Five Year Annual Information
Toronto Stock Exchange (CDN$)
2002	$8.24	$3.25
2001	$5.50	$2.99
2000	$7.25	$4.25
1999	$10.00	$7.00
1998	$8.95	$4.75
American Stock Exchange (US$)
2002	$5.43	$1.98
2001	$3.63	$2.00
2000	$5.13	$2.63
1999	$6.75	$4.84
1998	$6.50	$1.63

	High	Low

Recent Six Month Information
Toronto Stock Exchange (CDN$)
May 2003	$8.87	$8.45
April	$8.50	$8.20
March	$8.85	$8.50
February	$9.03	$8.50
January	$9.08	$7.96
December 2002	$8.24	$7.85
American Stock Exchange (US$)
May 2003	$6.50	$5.88
April	$5.94	$5.65
March	$6.00	$5.70
February	$5.95	$5.67
January	$5.90	$5.05
December 2002	$5.40	$5.00

     The Toronto Stock Exchange approved a normal course issuer bid that allowed the Corporation, through the exchange, to acquire for cancellation, up to 5% of outstanding Class A voting shares from November 1996 to November 1997. During that period, 23,500 shares were repurchased.

     In March 1998, The Toronto Stock Exchange approved a normal course issuer bid that allowed the Corporation to acquire through the exchange, up to 5% of outstanding Class A voting shares over a twelve-month period ending March 16, 1999. During that period, 39,500 shares were repurchased.

     In September of 1999, the Toronto Stock Exchange approved a normal course issuer bid that allowed the Corporation to acquire through the exchange, up to 5% of outstanding Class A voting shares over a twelve-month period ending September 16, 2000. During that period, 111,000 shares were repurchased.

     A normal course issuer bid was approved by The Toronto Stock Exchange in October 2000, that allows the Company to acquire through the exchange, up to 5% of outstanding Class A voting shares over a twelve-month period ending October 2, 2001. Over the twelve-month period ended 23,500 shares had been repurchased.

     A normal course issuer bid was approved by The Toronto Stock Exchange in October 2001, that allows the Company to acquire through the exchange, up to 5% of outstanding Class A voting shares over a twelve-month period ending October 2, 2002. Over the twelve-month period ended 285,400 shares had been repurchased.

     A normal course issuer bid was approved by The Toronto Stock Exchange in October 2002, that allows the Company to acquire through the exchange, up to 5% of outstanding Class A voting shares over a twelve-month period ending October 2, 2003. As of December 31, 2002, 25,200 shares have been repurchased.

ITEM 10. ADDITIONAL INFORMATION

Material Contracts, Documents on Display

     Please refer to Item 19 (D) Exhibits for list of documents on display at the Securities Exchange Commission.

Exchange of Controls and Other Limitations Affecting Security Holders

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Class A Voting Shares, other than withholding tax requirements. See Item 7.

     There is no limitation imposed by the laws of Canada, the laws of Ontario or by the charter or other constituent documents of Vitran on the right of a non-resident to hold or vote Class A Voting Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Class A Voting Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in Class A Voting Shares by a non-Canadian other than a “World Trade Organization Investor” (as that term is defined in the Investment Act and which term includes United States citizens) when Vitran is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of Vitran and the value of the assets of Vitran as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity.

     The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): oil, gas, uranium, financial services (except insurance), transportation services (as shown on Standard Industrial Classification coding) and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services.

     As Vitran’s business is coded for Standard Industrial Classification purposes under transportation services and the value of its assets exceeds $5 million (as shown on its financial statements), acquisition of control of Vitran by a non-Canadian would require approval under the Investment Act.

     A non-Canadian would acquire control of Vitran for the purposes of the Investment Act if the non-Canadian acquired a majority of the Class A Voting Shares. The acquisition of less than a majority but one-third or more of the Class A Voting Shares would be presumed to be an acquisition of control of Vitran unless it would be established that, on the acquisition, Vitran was not controlled in fact by the acquirer through the ownership of Class A Voting Shares.

     Certain transactions relating to Class A Voting Shares would be exempt from the Investment Act, including:

(a)	an acquisition of Class A Voting Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	an acquisition of control of Vitran in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)	an acquisition of control of Vitran by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Vitran, through the ownership of Class A Voting Shares, remained unchanged.

     Subject to the restrictions noted above in respect of certain sectors, including transportation services, generally, an investment in a Canadian business by a World Trade Organization Investor, or by a non-Canadian when a Canadian business is controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of such Canadian business and the value of its assets is not less than a specified amount, which is $160 million.

Taxation

Certain Canadian Federal Income Tax Considerations for Holders of Class A Voting Shares

     The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of Class A Voting Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and not resident in Canada, deals at arm’s length with Vitran, holds Class A Voting Shares as capital property and does not use or hold and is not deemed to use or hold Class A Voting Shares in or in the course of carrying on business in Canada (a “United States Holder”).

     The following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

     This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of Class A Voting Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of Class A Voting Shares should consult their own tax advisors with respect to their individual circumstances.

Dividends on Class A Voting Shares

     Dividends and amounts deemed for purposes of the Canadian Tax Act to be dividends, paid or credited on Class A Voting Shares to non-residents of Canada will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. In the case of United States Holders, under the Convention, the rate of withholding tax is reduced to 15% of the gross amount of such dividends, unless the holder is a corporation resident in the United States which owns at least 10% of the voting shares of Vitran, in which case the withholding tax is levied at the rate of 10% of the gross amount of such dividends. Pursuant to a Protocol executed on November 9, 1995, the aforementioned rate of 10% was reduced to 6% in 1996 and 5% in 1997.

     Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Class A Voting Shares.

Disposition of Class A Voting Shares

     In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of Class A Voting Shares, unless: (i) at any time in the five year period immediately preceding the disposition, not less than 25% of the issued shares of any series or class (including any interest in, option in respect of or right of conversion into such shares) of the capital stock of Vitran belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length or to the United States Holder and persons with whom the United States Holder did not deal at arm’s length; and (ii) the United States Holder is not entitled to relief under the Convention. Under the Convention, capital gains arising on the disposition of Class A Voting Shares by a United States Holder will not be subject to Canadian tax provided that the value of the Class A Voting Shares at the time of the disposition is not derived principally from real property (as defined in the Convention) situated in Canada.

Memorandum and Articles of Association

Please refer to Item 19 Exhibits.

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company’s primary market risk exposures are interest rate risk and foreign currency risk. The Company is exposed to interest rate risk on its cash and short-term deposits and floating rate long-term debt obligations, which are principally comprised of borrowings under a revolving and non-revolving term bank credit facility entered into in October 1999. These borrowings bear interest at the LIBOR rate plus 1.75%. The Company estimates that based on balances outstanding at December 31, 2002, a one percent change in interest rates would result in a change in interest expense and income before income taxes of approximately $235,551. The Company has entered into an interest rate swap contract to fix its funding costs on US$21.0 million of the term bank facility. The interest rate swap reduces the Company’s exposure to fluctuation on short-term interest.

     The Company’s reporting currency is the Canadian dollar. The Company is exposed to foreign exchange risk associated with its investment in and the operation of its U.S. subsidiaries. This risk is partially offset by certain long-term debt obligations denominated in U.S. dollars, $37.1 million outstanding under the revolving facility and term bank credit facility. Other than these borrowings denominated in U.S. dollars, the Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate on the net assets of self-sustaining U.S. operations are accumulated in a separate component of shareholders’ equity.

     At December 31, 2002, the Company had an interest rate swap agreement in place on $U.S. $21,000,000 drawn under the term bank facility. See note 10 to the Consolidated Financial Statements of the Company for more information.

Interest Rate Risk

     The following table sets out the weighted average interest rates and maturities of the Company’s cash, bank indebtedness and long-term debt at December 31, 2002:

	Expected to mature in

	2003	2004	2005	2006	Total

Cash on hand
Canadian dollars	251,648				251,648
U.S. dollars	7,842,433				7,842,423
Long-term debt:
Term Bank Loan
(U.S.$) 20,600,000
Interest rate-fixed 8.95% to Jan 27, 03
Interest rate-floating 3.85% after Jan. 27, 03
(U.S.$) 14,500,000
Interest rate-floating 3.92%
(US$) 2,000,000
Interest rate-floating 4.33%
Repayments (CDN$)	10,937,500	19,531,250	24,218,750	3,841,460
Average interest rate	4.17%	4.17%	4.17%	4.17%	58,528,960
Term bank loans (U.S.$)	26,859
Interest rate-fixed	10.75%				26,859
Mortgages payable (U.S.$)	45,749	49,588	53,919	58,539
Interest rate-fixed	8.25%	8.25%	8.25%	8.25%	383,278

Exchange Rate Sensitivity

     The Company’s material assets and liabilities at December 31, 2002, which are denominated in U.S. dollars and subject to exchange rate risk, are set forth below.

($CDN in thousands)
Assets	$140,692
Liabilities	$112,176

Foreign Currency Translation

     The assets and liabilities denominated in a foreign currency of self-sustaining operations are translated at exchange rates in effect at the balance sheet date. The resulting gains and losses are accumulated in a separate component of shareholders’ equity. Revenue and expense items are translated at average exchange rates prevailing during the year. The Corporations’ foreign currency denominated debt is designated as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such the translation gain and losses are also accumulated in the separate component of shareholders’ equity.

Financial Instruments

     Please refer to note 9 and note 10 in the attached financial statements.

Limitations

     The above discussion includes only those exposures that exist as of December 31, 2002 and, as a result, does not consider exposures or positions that could arise after that date. The Company’s ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations will depend on the exposures that arise during the period, the Company’s hedging strategies at the time and interest and foreign exchange rates.

Off-Balance Sheet Transactions

     The Company has disclosed all significant off-balance sheet transactions on Note 11 in the attached financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

N/A

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS and USE OF PROCEEDS

None.

ITEM 15. CONTROLS and PROCEDURES

     Based on their evaluation of Vitran’s disclosure controls and procedures as of a date within 90 days of the filing of this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective.

     There were no significant changes in Vitran’s internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

ITEM 17. FINANCIAL STATEMENTS

     Report and Consolidated Balance Sheets as at December 31, 2002, and 2001 and the Consolidated Statements of Income, Retained Earnings and Cash Flow for the years ended

December 31, 2002, 2001, and 2000, reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which differ from generally accepted accounting principles in the United States. See Note 14 to the financial statements. Page F-27

ITEM 18. FINANCIAL STATEMENTS

     See “Item 17. Financial Statements.”

ITEM 19. EXHIBITS

A)	Financial Statements

Report and Consolidated Balance Sheet as at December 31, 2002 and 2001, and the Consolidated Statements of Income, Retained Earnings and Cash Flow for the years ended December 31, 2002, 2001 and 2000, reported on by KPMG LLP, Charted Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada which differ from generally accepted accounting principles in the United States. See Note 14 to the financial statements Page F-27

B)	Management Certifications

In accordance with the Sarbanes Oxley Act of 2002, Section 302 Corporate Responsibility for Financial Reports, the Chief Executive Officer and the Chief Financial Officer have signed the attached certifications that the report is accurate, complete and fairly presented. Please refer to Schedule A.

C)	Code of Ethics

The Corporation together with the Corporate Governance Committee has established a Code of Ethics and Professional Conduct.This Code of Ethics and Professional Conduct signifies voluntary assumption by Vitran Corporation Inc. (“Vitran”) employees and directors of the obligation of self-discipline above and beyond the requirements of the law. All Vitran employees and directors should deal fairly with customers, suppliers, fellow employees, and the general public. Acceptance of this Code is mandatory for Vitran employees and directors. Failure to abide by the Code will serve as a basis for disciplinary action. The Corporation’s Code of Ethics and Professional Conduct can be reviewed in Schedule B.

D) Exhibits

(Reference is made to “Vitran Corporation Inc. — Registration Statement on Form 20-F,” dated June 14, 1995, filed with the S.E.C. on June 15, 1995 for Exhibits 1.1 through 1.5, 2.1 through 2.8, and 3.1 through 3.12. Reference is made to “Vitran Corporation Inc. — Amendment Number 1 to Registration Statement on Form 20-F/A”, dated September 27, 1995, filed with the S.E.C. on September 28, 1995 for Exhibits 2.9 and 2.10. Reference is made to “Vitran Corporation Inc. — Annual Report on Form 20-F,” dated May 20, 1997 filed with the S.E.C. on May 21, 1997 for Exhibits 2.11. Reference is made to “Vitran Corporation Inc. — Annual Report on Form 20-F,” dated May 20, 1998 filed with the S.E.C. on May 21, 1998 for Exhibit 2.12. Reference is made to “Vitran Corporation Inc. — Annual Report on Form 20-F,” dated May 19, 1999 filed with the S.E.C. on May 20, 1999 for Exhibit 2.9.1, 2.9.2, 2.13, 3.13, and 3.14.)

Exhibit No.	Document

1.1*	Articles of Incorporation effective, April 29, 1981
1.2*	Articles of Amendment effective, May 27, 1987
1.3*	Articles of Amendment effective, July 16, 1987
1.4*	Articles of Amendment effective, February 5, 1991
1.5*	By-laws effective, May 27, 1987
1.6*	By-law to authorize the directors to borrow and give security effective, July 16, 1987
2.1*	Credit Agreement between the registrant, its subsidiaries and the Royal Bank, dated April 25, 1995
2.2*	Credit Agreement between the Overland Group and Bank One, dated February 4, 1994 (the “Overland Credit Agreement”)
2.3*	First Amendment to the Overland Credit Agreement, effective July 1, 1994
2.4*	Second Amendment to the Overland Credit Agreement, effective September 30, 1994
2.5*	Third Amendment to the Overland Credit Agreement, dated December 14, 1994
2.6*	Fourth Amendment to the Overland Credit Agreement, dated February 1, 1995
2.7*	Fifth Amendment to the Overland Credit Agreement, effective December 31, 1994
2.8*	Sixth Amendment to the Overland Credit Agreement, dated March 2, 1995
2.9*	Operating Credit Agreement between Trans Western Express Inc. and The Bank of Nova Scotia, dated July 25, 1995
2.9.1*	First Amending Agreement to Credit Agreement between Trans Western Express Inc. and The Bank of Nova Scotia, dated September 3, 1998
2.9.2*	Second Amending Agreement to Credit Agreement between Trans Western Express Inc. and The Bank of Nova Scotia, dated January 8, 1999
2.9.3	Amended and Restated Credit Agreement between Vitran Corporation Inc. and Trans Western Express Inc. and The Bank of Nova Scotia, dated January 31, 2002

Exhibit No.	Document

2.10*	Note Purchase Agreement between Trans Western Express Inc., the registrant and certain purchasers, dated July 25, 1995.
2.11*	Amendment No. 1 to Note Agreement (“Amending Agreement”, dated June 28, 1996
2.12*	Amendment No. 2 to Note Agreement (“Amending Agreement”, dated May 13, 1997
2.13*	Credit Agreement between the registrant and The Bank of Nova Scotia, dated September 3, 1998
2.14*	Credit Agreement between the registrant and The Bank of Nova Scotia and Laurentian Bank of Canada, dated October 13, 1999
3.1*	Underwriting Agreement dated December 16, 1994 between the registrant and Midland Walwyn Capital Inc. and ScotiaMcLeod Inc.
3.2*	Special Warrant Indenture dated December 16, 1994 between the registrant and Montreal Trust Company for Canada, as trustee
3.3*	Escrow agreement dated December 16, 1994 between the registrant and Messrs. Morris/Rose/Ledgett, Barristers and Solicitors, as trustee
3.4*	Subscription Agreements:
3.4.1*	Alcan Master Trust
3.4.2*	Deans Knight Capital Management
3.4.3*	Fiducie Desjardins A/C 900111.6.42
3.4.4*	Montreal Trust Company of Canada A/C 985630009
3.4.5*	Montreal Trust Company of Canada A/C 977050009
3.4.6*	Ontario Municipal Employees Retirement Board
3.4.7*	Royal Trust Corporation of Canada in Trust 0115977001
3.4.8*	Royal Trust Corporation of Canada in Trust 088665001
3.4.9*	Roytor & Co.
3.5*	Stock Option Plan dated July 16, 1987
3.6*	Employee Stock Option Plan approved May 17, 1995
3.7*	Purchase and Sale agreement dated November 2, 1994 between the Registrant and Carl Cook and Daniel L. Cook
3.8*	Stock Voting Agreement dated July 15, 1987 between Richard D. McGraw, Albert Gnat and Anthony F. Griffiths
3.9*	Confidential Transportation Contract dated January 1, 1993 between Trans Western Express Inc. and Canadian National Railway Company
3.10*	Agreement dated April 24, 1995 between the registrant, Borcross Limited, Carl Cook and Daniel L. Cook amending the terms of the Overland Note
3.11*	Engagement Letter dated April 28, 1995 between the registrant and Banc One Capital Corporation
3.13* 3.14*	Offer of Employment dated September 30, 1998 from the registrant to Kevin Glass Share Purchase Agreement between the registrant and Randall Quast, dated July 21, 1998
3.15	Cancellation of Stock Voting Agreement dated February 1, 2003 between Richard D. McGraw, Albert Gnat and Anthony F. Griffiths

*	Previously filed

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitran Corporation Inc.

/s/ Richard E. Gaetz

Date June 11, 2003	Richard E. Gaetz President & Chief Executive Officer

/s/ Kevin A. Glass

Date June 11, 2003	Kevin A. Glass Vice President Finance & Chief Executive Officer

Schedule A

302 Certification

I, RICK E. GAETZ, certify that:

1.	I have reviewed this annual report on Form 20-F of Vitran Corporation Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date:

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: Feb. 20, 2002	/s/ Richard E. Gaetz

Rick E. Gaetz Chief Executive Officer

Schedule A

302 Certification

I, KEVIN A. GLASS, certify that:

1.	I have reviewed this annual report on Form 20-F of Vitran Corporation Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date:

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: Feb. 18, 2003	/s/ Kevin A. Glass

Kevin A. Glass Chief Financial Officer

Schedule B
Code of Ethics and Professional Conduct
for Directors and Senior Executives

     This Code of Ethics and Professional Conduct signifies voluntary assumption by Vitran Corporation Inc. (“Vitran”) employees and directors of the obligation of self-discipline above and beyond the requirements of the law. All Vitran employees and directors should deal fairly with customers, suppliers, fellow employees, and the general public. Acceptance of this Code is mandatory for Vitran employees and directors. Failure to abide by the Code will serve as a basis for disciplinary action.

1.	I will at all times observe the highest principles of honesty and fair practice.

2.	I will conduct my professional life in accordance with the interest of Vitran.

3.	I will treat all information concerning the affairs of customers and suppliers while employed by Vitran, as strictly confidential.

4.	I will not accept any other employment, fee, commission, or other valuable consideration for my services, from any one other than the Vitran without prior consent of my supervisor.

5.	I will not voluntarily supply a competitor or competitors with sensitive information.

6.	I will maintain accurate books and records.

7.	I will appropriately use Vitran property.

8.	I will avoid insider trading.

9.	I will respond appropriately to government investigations.

10.	I will ensure safety and healthful workplace.

11.	I will not permit or cause any employee or agent acting on my behalf to do anything which, if done by me, would constitute a violation of this Code.

Consolidated Financial Statements of

VITRAN CORPORATION INC.

Years ended December 31, 2002, 2001 and 2000
(Amounts in Canadian dollars)

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS’ REPORT

To the Board of Directors of Vitran Corporation Inc.

We have audited the consolidated balance sheets of Vitran Corporation Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Toronto, Canada
January 31, 2003

VITRAN CORPORATION INC.
Consolidated Balance Sheets
(Amounts in thousands of Canadian dollars)

December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash	$12,624	$12,879
Accounts receivable	46,748	49,999
Net assets of discontinued operations (note 2)	—	3,000
Inventory, deposits and prepaid expenses	9,774	8,702
Income taxes recoverable	—	4,505
Future income tax assets (note 5)	4,602	4,597

	73,748	83,682
Capital assets (note 3)	48,570	51,021
Goodwill, net of accumulated amortization	69,208	74,661

	$191,526	$209,364

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$—	$4,936
Accounts payable and accrued liabilities	43,091	40,083
Income and other taxes payable	2,747	4,527
Current portion of long-term debt (note 4)	11,052	10,970

	56,890	60,516
Long-term debt (note 4)	48,124	63,733
Future income tax liabilities (note 5)	4,366	5,737
Shareholders’ equity:
Capital stock (note 6)	37,655	38,794
Retained earnings	44,528	39,204
Cumulative translation adjustment (note 7)	(37)	1,380

	82,146	79,378

	$191,526	$209,364

Lease commitments (note 11)
Contingent liabilities (note 12)

On behalf of the Board:

Rick Gaetz	Director	Graham Savage	Director

[Signed]		[Signed]

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
Consolidated Statements of Income
(Amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Revenue	$476,016	$481,673	$480,988
Operating expenses	398,919	408,808	399,006

Gross profit	77,097	72,865	81,982
Selling, general and administrative expenses	48,746	50,011	47,132

Income from continuing operations before depreciation	28,351	22,854	34,850
Depreciation	8,327	9,852	10,276

Income from continuing operations before the undernoted	20,024	13,002	24,574
Interest on long-term debt	(5,331)	(6,181)	(7,510)
Interest income	174	240	280
Loss on sale of capital assets	(453)	(1,160)	(1,002)

	(5,610)	(7,101)	(8,232)

Income from continuing operations before income taxes, minority interest and amortization of goodwill	14,414	5,901	16,342
Income taxes (recovery) (note 5):
Current	3,654	1,247	5,484
Future	(94)	(1,009)	(813)

	3,560	238	4,671

Income from continuing operations before minority interest and amortization of goodwill	10,854	5,663	11,671
Minority interest	—	132	49

Income from continuing operations before amortization of goodwill	10,854	5,795	11,720
Amortization of goodwill, net of income taxes of nil (2001 - $291; 2000 - $278)	—	2,094	1,802

Net income from continuing operations	10,854	3,701	9,918
Loss from discontinued operations (note 2)	—	(5,614)	(414)

Net income (loss)	$10,854	$(1,913)	$9,504

VITRAN CORPORATION INC.
Consolidated Statements of Income (continued)
(Amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Earnings (loss) per share:
Basic — continuing operations before amortization of goodwill	$1.12	$0.59	$1.18
Basic — continuing operations	1.12	0.38	1.00
Basic — discontinued operations	—	(0.57)	(0.04)
Basic — net income (loss)	1.12	(0.19)	0.96
Diluted — continuing operations before amortization of goodwill	1.11	0.59	1.18
Diluted — continuing operations	1.11	0.38	1.00
Diluted — discontinued operations	—	(0.57)	(0.04)
Diluted — net income (loss)	1.11	(0.19)	0.96
Weighted average number of shares:
Weighted average number of shares outstanding	9,691,041	9,859,296	9,894,727
Potential exercise of options	93,025	—	—
Diluted shares	9,784,066	9,859,296	9,894,727
Diluted earnings per share for 2002 exclude the effect of 464,000 (2001 - 901,300; 2000 - 829,300) “out of the money” options

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
Consolidated Statements of Retained Earnings
(Amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Retained earnings, beginning of year	$39,204	$41,463	$32,873
Effect of adoption of new goodwill accounting standard (note 1(f))	(4,796)	—	—

	34,408	41,463	32,873
Net income (loss)	10,854	(1,913)	9,504
Dividends — nil per share (2001 - $0.035; 2000 - $0.07 per share)	—	(346)	(694)
Cost of repurchase of Class A voting shares in excess of book value	(734)	—	(220)

Retained earnings, end of year	$44,528	$39,204	$41,463

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
Consolidated Statements of Cash Flows
(Amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash provided by (used in):
Operations:
Net income from continuing operations	$10,854	$3,701	$9,918
Items not involving cash from operations:
Depreciation and amortization	8,327	12,237	12,356
Future income taxes	(94)	(1,009)	(813)
Loss on sale of capital assets	453	1,160	1,002
Foreign exchange gains	(696)	(642)	—
Minority interest	—	(132)	(49)

	18,844	15,315	22,414
Change in non-cash working capital components	6,630	1,113	254

	25,474	16,428	22,668
Investments:
Purchase of capital assets	(7,158)	(5,613)	(8,181)
Proceeds on sale of capital assets	1,121	4,667	779
Proceeds on sale of discontinued operations	2,685	—	—

	(3,352)	(946)	(7,402)
Financing:
Change in revolving credit facility	(4,936)	(2,740)	2,077
Repayment of long-term debt	(14,501)	(8,826)	(40,235)
Issue of long-term debt	—	7,186	28,422
Dividends	—	(346)	(694)
Issue of Class A voting shares	51	—	39
Repurchase of Class A voting shares	(1,924)	(43)	(693)

	(21,310)	(4,769)	(11,084)
Cash used in discontinued operations (note 2)	—	(2,265)	(3,091)
Effect of translation adjustment on cash	(1,067)	(450)	677

Increase (decrease) in cash and cash equivalents	(255)	7,998	1,768
Cash and cash equivalents, beginning of year	12,879	4,881	3,113

Cash and cash equivalents, end of year	$12,624	$12,879	$4,881

Change in non-cash working capital components:
Accounts receivable	$3,251	$8,451	$(656)
Inventory, deposits and prepaid expenses	(1,072)	(1,975)	(1,816)
Income and other taxes recoverable/payable	1,443	(2,018)	1,012
Accounts payable and accrued liabilities	3,008	(3,345)	1,714

	$6,630	$1,113	$254

Supplemental cash flow information:
Cash paid for:
Interest	$5,233	$6,873	$6,655
Taxes	2,781	4,348	4,775

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1. Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements include the accounts of the Corporation and its subsidiary companies, all of which are wholly owned. All material intercompany transactions and balances have been eliminated on consolidation.

All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise stated.

(b)	Revenue recognition:

The Corporation’s less-than-truckload, truckload business units and freight brokerage operations recognize revenue and direct shipment costs upon the delivery of the related freight. Revenue for the logistics operations is recognized as the management services are provided.

(c)	Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

(d)	Inventory:

Inventory consists of tires and spare parts and is valued at the lower of cost and replacement cost.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1. Significant accounting policies (continued):

(e)	Capital assets:

Capital assets are recorded at cost. Depreciation of capital assets is provided from the date assets are put in service over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Straight line	20 - 31.5 years
Leasehold interests and improvements	Straight line	Over term of lease
Vehicles:
Trailers and containers	Straight line	10 years
Trucks	Straight line	7 years
Machinery and equipment	Straight line	5 - 10 years

Tires purchased as part of a vehicle are capitalized as a cost of the vehicle. Replacement tires are expensed when placed in service.

(f)	Goodwill:

Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Prior to January 1, 2002, goodwill was amortized over 40 years on a straight-line basis.

Effective January 1, 2002, the Corporation adopted The Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred. Any transitional impairment would be recognized as an effect of a change in accounting policy and would be charged to opening retained earnings as of January 1, 2002.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1. Significant accounting policies (continued):

As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that an impairment existed. As at September 30, 2002, the amount of the charge was quantified. Charges of $1.3 million and $3.5 million, respectively, were recorded in the freight brokerage and the truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

(g)	Foreign currency translation:

The assets and liabilities denominated in a foreign currency of self-sustaining foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are accumulated in a separate component of shareholders’ equity. Certain of the Corporation’s foreign currency-denominated debt acts as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations. As such, the translation gain and losses related to this debt are also accumulated in the separate component of shareholders’ equity.

In respect of other transactions denominated in foreign currencies, the monetary assets and liabilities of the Corporation which are denominated in foreign currencies are translated at the year-end exchange rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in income.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1. Significant accounting policies (continued):

(h)	Income taxes:

The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

(i)	Stock-based compensation:

The CICA has issued changes to accounting standards for stock-based compensation. Under this new standard, effective January 1, 2002, all stock-based compensation to non-employees and direct awards of stock to employees will be accounted for using the fair value method. The Corporation has not granted any such awards. The Corporation has a stock option plan for employees and directors. In accordance with the new standard, the Corporation has elected to use the settlement method for stock options granted to employees and no compensation expense has been recorded. Consideration paid by employees on the exercise of options is recorded as share capital. Note 6(d) provides supplemental fair value, pro forma net income and pro forma earnings per share disclosure as though the fair valued based accounting method had been used to account for stock options.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

1. Significant accounting policies (continued):

(j)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Acquisitions and divestitures:

The Freight Connection Inc.:

During the third quarter 2001, the Corporation acquired the remaining 18.9% of the voting shares of The Freight Connection Inc. (“TFCI”). There was no goodwill recorded on the transaction. Subsequent to the purchase of shares, the Corporation delisted and restructured TFCI as a private company.

Environmental Services Group:

On May 15, 2001, the Corporation determined that it planned to divest its Environmental Services Business. A provision for the loss on sale of discontinued business was recorded to account for the sale of capital assets and estimated realizable value of the remaining assets and liabilities. Effective January 2, 2002, the Corporation sold substantially all the capital assets of the business to Metro Waste Paper Recovery Inc. for cash proceeds of $2.7 million.

As a result of the plan of disposal, the results of operations for discontinued operations were reported as discontinued operations and previously reported financial statements were restated. Interest was allocated to discontinued operations based on the debt directly attributable to the business and for debt not directly attributable to the business based on its share of the Corporation’s net assets. Income taxes were allocated based on the effective tax rate of the discontinued operations.

VITRAN CORPORATION INC. Notes to Consolidated Financial Statements (continued) (Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

2. Acquisitions and divestitures (continued):

The summarized statement of operations for discontinued operations is as follows:

	2001	2000

Revenue	$19,687	$27,486

Loss from operations	$(2,097)	$(110)
Interest expense	(564)	(480)
Other income (loss)	(85)	1

Loss before income taxes	(2,746)	(589)
Income tax recovery	(1,182)	(175)

Loss before provision for loss on sale of discontinued operations	(1,564)	(414)
Provision for loss on sale of discontinued operations	(4,050)	—

Net loss from discontinued operations	$(5,614)	$(414)

The summarized balance sheet for discontinued operations is as follows:

2001

Current assets	$2,785
Capital assets	3,661
Goodwill	848
Future income taxes	1,282

8,576
Current liabilities	2,273
Non-current liabilities	1

Net assets of discontinued operations before provision	6,302
Provision for exit costs and loss on discontinued business	(3,302)

Net assets of discontinued operations	$3,000

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

2. Acquisitions and divestitures (continued):

Cash provided by (used in) discontinued operations is as follows:

	2001	2000

Operating activities	$(1,934)	$(459)
Investing activities	(257)	(2,689)
Financing activities	(74)	57

Cash used in discontinued operations	$(2,265)	$(3,091)

3. Capital assets:

	2002	2001

Land	$8,292	$8,318
Buildings	31,963	28,482
Leasehold interests and improvements	3,028	2,654
Vehicles	29,906	33,199
Machinery and equipment	21,515	21,542

	94,704	94,195
Less accumulated depreciation	46,134	43,174

	$48,570	$51,021

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4. Long-term debt:

	2002	2001

(a) Guaranteed Senior Notes, due 2002	$—	$9,079
(b) Term bank credit facility	58,529	64,685
(c) Mortgages payable	647	939

	59,176	74,703
Less current portion	11,052	10,970

	$48,124	$63,733

(a)	The Guaranteed Senior Notes, due 2002 (the “Senior Notes”), bear interest at 9.04% per annum payable quarterly. During 2002, U.S. $5.7 million (2001 — U.S. $5.6 million) of the Senior Notes was repaid in accordance with the terms. Upon full repayment in 2002, the Senior Note holders released security on accounts receivable and the general security agreements of the Corporation and all of its Canadian subsidiaries.

(b)	The term bank credit facility is secured by accounts receivable and general security agreements of the Corporation and of all its subsidiaries.

During 2002, $4.0 million of Canadian dollar denominated borrowings and U.S. $1.0 million of foreign currency-denominated borrowings were repaid. At December 31, 2002, U.S. $37.1 million (2001 — $38.1 million) of foreign currency-denominated borrowings bearing interest at LIBOR plus 1.75% were drawn under this facility. The agreement requires 17.5% of the total principal to be repaid in 2003, with escalating annual repayments, payable in quarterly instalments to January 31, 2006. The provisions of the term facility impose certain financial maintenance tests.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

4. Long-term debt (continued):

(c)	The mortgages are secured by certain land and buildings, bear interest at rates ranging from 8.25% to 10.75% and are repayable over various terms. At December 31, 2002, mortgages include U.S. $410,000 of foreign currency-denominated borrowings (2001 — U.S. $589,000).

(d)	The Corporation has a revolving credit facility of up to $10.0 million, of which letters of credit of $3.5 million were outstanding at December 31, 2002.

At December 31, 2002, the required future principal repayments on all long-term debt are as follows:

Year ending December 31:
2003	$11,052
2004	19,609
2005	24,304
2006	3,934
2007	100
Thereafter	177

$59,176

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

5. Income taxes:

Income tax expense differs from the amount which would be obtained by applying statutory federal and provincial income tax rates to the respective year’s income from continuing operations before income taxes, minority interest and amortization of goodwill as follows:

	2002	2001	2000

Effective statutory federal and provincial income tax rate	38.62%	41.75%	43.90%

Effective tax expense on income before income taxes and minority interest	$5,566	$2,435	$7,106
Increase (decrease) results from:
Capital losses on asset disposition	—	234	—
Non-taxable foreign exchange gain	(384)	(428)	—
Deductible foreign exchange loss	(174)	(88)	(432)
Income taxed at different rates in foreign jurisdictions	(2,158)	(2,538)	(2,400)
Effect of tax rate changes on loss carryforwards	—	396	—
Other	710	227	397

Actual income tax expense	$3,560	$238	$4,671

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

5. Income taxes (continued):

A summary of the principal components of future income tax assets and liabilities is as follows:

	2002	2001

Future income tax assets:
Losses carried forward (net of valuation allowance)	$2,227	$1,741
Allowance for doubtful accounts	895	1,053
Insurance reserves	1,188	1,389
Other	292	414

	$4,602	$4,597

Future income tax liabilities:
Capital assets	$1,542	$2,653
Goodwill amortization	2,216	2,689
Other	608	395

	$4,366	$5,737

The Corporation has Canadian non-capital tax loss carryforwards of approximately $6.6 million (2001 — $5.3 million) expiring over the next seven years and for which the tax benefit has been recognized as set out above.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6. Capital stock:

(a)	Authorized:

The Corporation’s capital stock consists of an unlimited number of Class A voting shares, Class B non-voting shares and first preference shares, issuable in series.

(b)	Issued:

	2002		2001

Class A voting shares	Number	Amount	Number	Amount

Balance, beginning of year	9,847,278	$38,794	9,859,778	$38,837
Shares repurchased for cancellation	(298,100)	(1,190)	(12,500)	(43)
Shares issued upon exercise of employees stock options	10,640	51	—	—

Balance, end of year	9,559,818	$37,655	9,847,278	$38,794

(c)	Normal course issuer bid:

The Corporation repurchased for cancellation 298,100 Class A voting shares during 2002 (2001 — 12,500) under a normal course issuer bid, at a total cost of $1,924,000 (2001 — $43,000). The cost of the repurchase in 2002 was $734,000 (2001 — nil) in excess of the book value of the shares.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6. Capital stock (continued):

(d)	Stock options:

The Corporation provides a stock option plan to key employees, officers and directors to encourage executives to acquire a meaningful equity ownership interest in the Corporation over a period of time and, as a result, reinforce executives’ attention on the long-term interest of the Corporation and its shareholders. Under the plan, options to purchase Class A voting shares of the Corporation may be granted to key employees, officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. The term of each option is 10 years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A voting shares of the Corporation on The Toronto Stock Exchange on the day of the grant.

The following tables outline the impact and assumptions used if the compensation cost for the Corporation’s stock options was determined under the fair value-based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

Net income, as reported	$10,854
Pro forma net income	10,802
Pro forma income per share — basic	1.11
Pro forma income per share — diluted	1.10

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6. Capital stock (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option-pricing model with the following assumptions:

Risk-free interest rate	5.3%
Dividend yield	0.0%
Volatility factor of the future expected market price of the Corporation’s common shares	33.8%
Expected life of the options	10 years

Details of stock options are as follows:

	2002		2001

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Outstanding, beginning of year	1,049,800	$6.08	1,109,800	$6.26
Granted	175,000	3.50	100,000	4.28
Forfeited	(25,000)	6.55	(160,000)	6.33
Exercised	(10,640)	4.82	—	—

Outstanding, end of year	1,189,160	5.70	1,049,800	6.08

Exercisable, end of year	774,460	$6.06	698,960	$6.01

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

6. Capital stock (continued):

At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average
		remaining	Weighted		Weighted
		contractual	average		average
Range of exercise	Number	life	exercise	Number	exercise
prices	outstanding	(years)	price	exercisable	price

$3.50 - $6.20	725,160	5.47	$4.69	447,160	$5.15
$7.00 - $8.75	464,000	5.87	7.28	327,300	7.29

$3.50 - $8.75	1,189,160	5.63	5.70	774,460	6.06

Compensation expense related to stock options was nil for each of the years ended December 31, 2002, 2001 and 2000.

7. Cumulative translation adjustment:

The cumulative translation adjustment represents the unrealized foreign currency translation gain on the Corporation’s net investment in self-sustaining foreign operations in the United States arising from changes in the foreign exchange rate between the Canadian dollar and the United States dollar, net of the translation gain or loss on the $37.1 million (2001 — $45.8 million) United States dollar-denominated debt that is designated as a hedge to the foreign currency exposure generated by the self-sustaining foreign operations.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

8. Segmented information:

The Corporation’s business operations are grouped into three operating segments: less-than-truckload, logistics and truckload, which provide transportation services in Canada and the United States.

Segmented information is presented below for each of the years ended December 31, 2002, 2001 and 2000:

	Less-than-				Corporate	Consolidated
Year ended December 31, 2002	truckload	Logistics	Truckload	Total	office and other	totals

Revenue	$379,309	$43,376	$53,331	$476,016	$—	$476,016
Operating, selling, general and administrative expenses	351,440	41,542	51,423	444,405	3,260	447,665

Income (loss) from continuing operations before depreciation	27,869	1,834	1,908	31,611	(3,260)	28,351
Depreciation	7,450	338	522	8,310	17	8,327

Income (loss) from continuing operations before the undernoted	$20,419	$1,496	$1,386	$23,301	$(3,277)	20,024

Interest expense, net						(5,157)
Other items, net						(453)
Income taxes						(3,560)

Income from continuing operations before amortization of goodwill						10,854
Amortization of goodwill						—

Income from continuing operations						10,854
Loss from discontinued operations						—

Net income						$10,854

Capital expenditures	$6,446	$379	$216	$7,041	$117	$7,158

Goodwill	$60,026	$1,664	$7,517	$69,208	$—	$69,208

Total assets from continuing operations	$162,564	$11,553	$17,127	$191,244	$282	$191,526

Net assets of discontinued operations						—

Total assets						$191,526

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

8. Segmented information (continued):

	Less-than-				Corporate	Consolidated
Year ended December 31, 2001	truckload	Logistics	Truckload	Total	office and other	totals

Revenue	$375,551	$56,688	$49,434	$481,673	$—	$481,673
Operating, selling, general and administrative expenses	353,094	56,215	47,276	456,585	2,234	458,819

Income (loss) from continuing operations before depreciation	22,457	473	2,158	25,088	(2,234)	22,854
Depreciation	8,755	371	641	9,767	85	9,852

Income (loss) from continuing operations before the undernoted	$13,702	$102	$1,517	$15,321	$(2,319)	13,002

Interest expense, net						(5,941)
Other items, net						(1,028)
Income taxes						(238)

Income from continuing operations before amortization of goodwill						5,795
Amortization of goodwill						(2,094)

Income from continuing operations						3,701
Loss from discontinued operations						(5,614)

Loss for the year						$(1,913)

Capital expenditures	$4,725	$609	$192	$5,526	$87	$5,613

Goodwill	$60,362	$3,164	$11,135	$74,661	$—	$74,661

Total assets (liabilities) of continuing operations	$174,202	$12,902	$21,161	$208,265	$(1,901)	$206,364

Net assets of discontinued operations						3,000

Total assets						$209,364

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

8. Segmented information (continued):

	Less-than-				Corporate	Consolidated
Year ended December 31, 2000	truckload	Logistics	Truckload	Total	office and other	totals

Revenue	$376,058	$57,280	$47,650	$480,988	$—	$480,988
Operating, selling, general and administrative expenses	342,583	56,205	44,554	443,342	2,796	446,138

Income (loss) from continuing operations before depreciation	33,475	1,075	3,096	37,646	(2,796)	34,850
Depreciation	9,159	348	688	10,195	81	10,276

Income (loss) from continuing operations before the undernoted	$24,316	$727	$2,408	$27,451	$(2,877)	24,574

Interest expense, net						(7,230)
Other items, net						(953)
Income taxes						(4,671)

Income from continuing operations before amortization of goodwill						11,720
Amortization of goodwill						(1,802)

Income from continuing operations						9,918
Loss from discontinued operations						(414)

Net income						$9,504

Capital expenditures	$7,604	$417	$117	$8,138	$43	$8,181

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

8. Segmented information (continued):

Geographic information for revenue and total assets, is as follows:

	2002	2001	2000

Revenue:
Canada	$163,324	$157,098	$153,682
United States	312,692	324,575	327,306

	$476,016	$481,673	$480,988

	2002	2001

Total assets:
Canada	$50,834	$60,746
United States	140,692	148,618

	$191,526	$209,364

9. Derivative financial instruments:

The Corporation has entered into an interest rate swap contract to fix funding costs and manage interest rate exposures.

	Notional	Fixed interest
	amount	rate	Maturity

Interest rate swap	U.S. $21,000	8.95%	January 26, 2003

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis, which was minimal on December 31, 2002.

The fair value of the derivative instrument represents an approximation of amounts the Corporation would have paid to or received from counterparties to unwind its positions prior to maturity. At December 31, 2002, the Corporation’s fair value obligation for the interest rate swap is $0.3 million. The Corporation has no plans to unwind this position prior to maturity.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

10. Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate the carrying values because of the short-term nature of these instruments. The fair value of the Corporation’s long-term debt, determined based on the future cash flows associated with each debt instrument discounted using an estimate of the Corporation’s current borrowing rate for similar debt instruments of comparable maturity, is approximately equal to the carrying value at December 31, 2002.

11. Lease commitments:

At December 31, 2002, future minimum rental payments relating to operating leases for premises and equipment are as follows:

Year ending December 31:
2003	$24,968
2004	20,567
2005	15,444
2006	10,611
2007	7,244
Thereafter	11,839

$90,673

12. Contingent liabilities:

There exist certain legal actions against the Corporation, none of which is expected to have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

13. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

14. Canadian and United States accounting policy differences:

(a)	Consolidated statements of changes in shareholders’ equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders’ equity for each statement of income year. Shareholders’ equity under United States GAAP is as follows:

			Other
	Capital	Retained	comprehensive
	stock	earnings	income	Total

Balance, December 31, 1999	$39,271	$32,873	$(1,486)	$70,658

Net income	—	9,504	—	9,504
Dividends	—	(694)	—	(694)
Shares repurchased for cancellation	(473)	(220)	—	(693)
Shares issued from treasury	39	—	—	39
Unrealized foreign currency gain	—	—	1,193	1,193
Change in obligation for derivative instruments	—	—	(443)	(443)

Balance, December 31, 2000	38,837	41,463	(736)	79,564

Loss for the year	—	(2,555)	—	(2,555)
Dividends	—	(346)	—	(346)
Shares repurchased for cancellation	(43)	—	—	(43)
Unrealized foreign currency gain	—	—	1,673	1,673
Foreign exchange adjustment	—	—	642	642
Change in obligation for derivative instruments	—	—	(922)	(922)

Balance, December 31, 2001	38,794	38,562	657	78,013

Net income	—	5,362	—	5,362
Shares repurchased for cancellation	(1,190)	(734)	—	(1,924)
Unrealized foreign currency loss	—	—	(1,417)	(1,417)
Foreign exchange adjustment	—	—	696	696
Change in obligation for derivative instruments	—	—	1,183	1,183
Shares issued upon exercise of options	51	—	—	51

Balance, December 31, 2002	$37,655	$43,190	$1,119	$81,964

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

14. Canadian and United States accounting policy differences (continued):

(b)	Consolidated statements of cash flows:

(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(c)	Statement of net income (loss) and comprehensive income (loss):

The following table reconciles net income for the year as reported in the consolidated statement of operations to what would have been reported had the statements been prepared in accordance with United States GAAP:

United States GAAP requires the disclosures of a Statement of Comprehensive Income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2002	2001	2000

Net income (loss) based on Canadian GAAP	$10,854	$(1,913)	$9,504
Foreign exchange adjustment (i)	(696)	(642)	—

Net income (loss) before effect of change in accounting principle	10,158	(2,555)	9,504
Cumulative effect of change in method of accounting for goodwill (iii)	(4,796)	—	—

Net income (loss) based on United States GAAP	5,362	(2,555)	9,504
Other comprehensive income:
Change in cumulative translation adjustment	(1,417)	1,673	1,193
Foreign exchange adjustment (i)	696	642	—
Obligation for derivative instruments (ii)	1,183	(922)	(443)

Comprehensive income (loss) based on United States GAAP	$5,824	$(1,162)	$10,254

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

14. Canadian and United States accounting policy differences (continued):

	2002	2001	2000

Earnings (loss) per share under United States GAAP:
Basic — continuing operations	$1.05	$0.31	$1.00
Basic — discontinued operations	—	(0.57)	(0.04)
Basic — net before cumulative effect of accounting change	1.05	(0.26)	0.96
Basic — cumulative effect of change in method of accounting for goodwill	(0.50)	—	—
Basic — net income (loss)	0.55	(0.26)	0.96
Diluted — continuing operations	1.04	0.31	1.00
Diluted — discontinued operations	—	(0.57)	(0.04)
Diluted — net before cumulative effect of accounting change	1.04	(0.26)	0.96
Diluted — cumulative effect of change in method of accounting for goodwill	(0.49)	—	—
Diluted — net income (loss)	0.55	(0.26)	0.96
Weighted average number of shares:
Weighted average number of shares outstanding	9,691,041	9,859,296	9,894,727
Potential exercise of stock options	93,025	—	—
Diluted shares	9,784,066	9,859,296	9,894,727

(i)	A foreign exchange gain amounting to $1 million (2001 — $1 million; 2000 — nil) was included in selling, general and administration expenses in 2002. This gain on repatriation of capital from a subsidiary arose from the difference between the exchange rate in effect on the date the capital was returned to Canada compared to the historical rate in effect when the capital was invested. Of this gain, $696 was recognized upon the transfer into income of the related cumulative translation adjustment. Under United States GAAP there is no reduction of the cumulative translation adjustment account, nor recognition of associated income resulting from such capital restructurings. This transaction was not subject to income tax.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

14. Canadian and United States accounting policy differences (continued):

(ii)	The change in the fair value of the Corporation’s obligation for its interest rate swap (note 9), which is designated as a cash flow hedge, has been included net of the income tax effect of $744 (2001 - $661; 2000 — $346).

(iii)	A non-cash charge of $4.8 million, to adjust the carrying value of goodwill to its implied value was included in opening retained earnings without the restatement of prior period figures. This charge was the result of the Corporation’s adoption of the new Canadian accounting standard for goodwill and other intangibles. Under US GAAP, FAS 142, the non-cash charge, is not recorded to opening retained earnings but as an income statement expense.

(d)	Income from operations before depreciation and amortization:

United States GAAP requires that depreciation and amortization be included in the determination of income from operations and does not permit the disclosure of a subtotal of the amount of income from continuing operations before this item and goodwill amortization to be disclosed separately net of tax. Canadian GAAP permits the disclosure of a subtotal of the amount of income from operations before this item.

(e)	Stock-based compensation:

The Corporation accounts for its stock-based compensation plans under APB Opinion No. 25 and related interpretations, under which no compensation costs have been recognized in the financial statements for share options granted to employees and directors.

VITRAN CORPORATION INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

14. Canadian and United States accounting policy differences (continued):

(f)	Other disclosures:

United States GAAP requires certain additional disclosures in the consolidated financial statements, as follows:

(i)	The total allowance for doubtful accounts at December 31, 2002 was $2.9 million (2001 — $3.7 million).

(ii)	Total rental expense under operating leases was $26.5 million for the year ended December 31, 2002 (2001 — $25.1 million; 2000 — $19.2 million).

(iii)	At December 31, 2002, the Corporation had an aggregate of $6.5 million in unused bank credit facilities.

(iv)	At December 31, 2002, the Corporation has $10.2 million of foreign exchange losses net in the cumulative translation adjustment, offsetting the foreign exchange gains from its net investment in self-sustaining foreign operation (note 7).

(g)	New United States accounting pronouncements:

(i)	In August 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was approved and requires that the fair value of an asset’s retirement obligation be recorded as a liability, at fair value, in the period in which the Corporation incurs the obligation. SFAS No. 143 is effective for the Corporation’s fiscal year commencing January 1, 2003. The Corporation expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(ii)	In November of 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) which requires certain disclosures of obligations under guarantees. The Corporation does not have guarantees that require measurement and disclosure under this interpretation.